Exhibit 2.2
Execution Version

Agreement and Plan of Merger

by and among

Clarus Corporation,

Everest/Sapphire Acquisition LLC,

Everest Merger I Corp.

Everest Merger II, LLC

Gregory Mountain Products, Inc.

and

Kanders GMP Holdings, LLC, Schiller Gregory Investment Company, LLC

Dated as of May 7, 2010

Table of Contents

(i)

4.3	Title to Shares.	41
4.4	Investment in the Merger Consideration Shares.	41
4.5	Non-public Information Concerning the Purchaser and Purchaser Parent.	42
4.6	Black Diamond Transaction.	42

ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER, PURCHASER PARENT AND MERGER SUBS		42

5.1	Organization.	42
5.2	Authorization; Enforceability.	43
5.3	No Conflicts; No Default.	43
5.4	Taxes.	43
5.5	Brokers and Finders.	44
5.6	Public Documents; Compliance.	44
5.7	Merger Consideration Shares.	44
5.8	Litigation.	44
5.9	Black Diamond Transaction.	44
5.10	Compliance with Law.	44
5.11	Capitalization of the Purchaser Parent	44
5.12	Disclosure.	45

ARTICLE VI COVENANTS		45

6.1	Interim Operations of the Company.	45
6.2	Access.	47
6.3	Confidentiality; Publicity.	47
6.4	Efforts and Actions to Cause Closing to Occur.	48
6.5	Notification of Certain Matters.	48
6.6	Subsequent Actions.	49
6.7	Acquisition Proposals.	49
6.8	D&O Tail Insurance. Immediately p	50
6.9	Payment of Certain Indebtedness and Company Transaction Expenses.	50
6.10	Delivery of Financial Statements and Certificates.	50
6.11	Company Litigation.	50
6.12	Takeover Laws and Takeover Provisions.	51
6.13	Certain Communications.	51
6.14	Employee Benefit Plans.	51
6.15	Reorganization.	51

ARTICLE VII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER, MERGER SUBS AND PURCHASER PARENT		52

7.1	Representations and Warranties.	52
7.2	Performance of Agreements, Covenants and Obligations	52
7.3	Material Adverse Effect.	53
7.4	Litigation.	53
7.5	Approval.	53
7.6	Company Closing Certificate.	53
7.7	Opinions of Counsel.	53
7.8	Consents Obtained.	53
7.9	Compliance with Antitrust Law.
7.10	Certificate of Merger.	54
7.11	Payment of Certain Indebtedness.	54
7.12	Delivery of Company Common Stock Certificates.	54
7.13	Good Standings; Governing Documents.	54
7.14	Officer Certificate.	54
7.15	Books and Records.	54
7.16	Stockholders Ancillary Agreements.	54
7.17	Fairness Opinion.	54
7.18	Black Diamond Acquisition.	54

(ii)

7.19	Participant Releases.	54
7.20	General.	55

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE STOCKHOLDERS		55

8.1	Representations and Warranties.	55
8.2	Performance of Agreements, Covenants and Obligations.	55
8.3	Litigation.	55
8.4	Purchaser Closing Certificate.	55
8.5	Good Standings; Charter Documents.	55
8.6	Officer Certificates.	56
8.7	Compliance with Antitrust Law.	56
8.8	Purchaser Ancillary Agreements.	56
8.9	Merger Consideration.	56
8.10	Certificate of Merger.	56
8.11	General.	56

ARTICLE IX TAX MATTERS		56

9.1	Tax Covenants.	56
9.2	Tax Indemnification and Related Matters.	58
9.3	Reorganization.	58

ARTICLE X TERMINATION		60

10.1	Termination Events.	60
10.2	Effect of Termination.	61
10.3	Exclusive Pre-Closing Remedy.	62

ARTICLE XI SURVIVAL; INDEMNIFICATION		62

11.1	Survival.	62
11.2	Investigation.	62
11.3	Indemnification.	62
11.4	Notification of Claims.	63
11.5	Limitations on Indemnification.	65
11.6	Payment of Claims.	65
11.7	No Circular Recovery.	66
11.8	Exclusive Remedy	66

ARTICLE XII MISCELLANEOUS		66

12.1	Expenses.	66
12.2	Successors.	66
12.3	Further Assurances.	67
12.4	Waiver.	67
12.5	Entire Agreement.	67
12.6	Governing Law.	67
12.7	Consent to Jurisdiction.	67
12.8	Waiver of Jury Trial.	68
12.9	Assignment.	68
12.10	Remedies; Specific Performance.	68
12.11	Notices.	68
12.12	Headings.	69
12.13	Counterparts.	69
12.14	Exhibits and Schedules.	70
12.15	Severability.	70
12.16	No Third Party Beneficiaries.	70
12.17	Time of the Essence.	70
12.18	Negotiation of Agreement.	70
12.19	Amendment.	70

(iii)

Table of Schedules

Schedule	Description

Schedule 1.1(a):	Working Capital
Schedule 3.1:	Organization of the Company
Schedule 3.2:	Capitalization of the Company
Schedule 3.4:	Financial Statements
Schedule 3.5	Governing Document; Books and Records
Schedule 3.6:	Absence of Undisclosed Liabilities
Schedule 3.7:	Compliance with Law; Governmental Authorizations
Schedule 3.8:	No Conflicts; Change of Control
Schedule 3.9:	Contracts
Schedule 3.10:	Litigation; Disputes
Schedule 3.11:	Taxes
Schedule 3.12:	Absence of Certain Changes or Events
Schedule 3.13:	Employee Benefit Plans
Schedule 3.14:	Intellectual Property
Schedule 3.15:	Title to and Condition of Properties; Liens
Schedule 3.16:	Real Property
Schedule 3.17:	Accounts Receivable; Inventory
Schedule 3.21:	Officers and Employees
Schedule 3.23:	Banking Relationships
Schedule 3.24:	Customer and Suppliers
Schedule 3.25:	Products; Product Liability
Schedule 3.26:	Insurance
Schedule 6.4(c)(i):	Estoppels
Schedule 6.4(c)(ii):	Consents
Schedule 6.16	Purchaser Parent Equity Plan
Schedule 6.17	Company Intellectual Property

Table of Exhibits

Exhibit	Description

Exhibit A:	Form of Subordinated Note
Exhibit B:	Form of Registration Rights Agreement
Exhibit C:	Form of Lock-up Agreement
Exhibit D:	Form of Company Legal Opinion
Exhibit E:	Form of Restrictive Covenant Agreement
Exhibit F:	Black Diamond Merger Agreement
Exhibit G:	Form of Participant Releases
Exhibit H:	Form of Stockholders Release
Exhibit I:	Certificate of Merger
Exhibit J:	Company Intellectual Property Letter of Acknowledgment
Exhibit K:	Written Consent of the Company’s Board of Directors
Exhibit L:	Written Consent of the Stockholders

(iv)

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger, dated as of May 7, 2010 (this “Agreement”), by and among Clarus Corporation, a Delaware corporation (“Purchaser Parent”); Everest/Sapphire Acquisition LLC., a Delaware limited liability company and wholly-owned direct subsidiary of Purchaser Parent (“Purchaser”); Everest Merger I Corp., a Delaware corporation and a wholly-owned direct subsidiary of Purchaser (“Merger Sub One”);  Everest Merger II, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of Purchaser (“Merger Sub Two” and together with Merger Sub One (“Merger Subs”)); Gregory Mountain Products, Inc., a Delaware corporation (“Company”); and each of Kanders GMP Holdings, LLC, a Delaware limited liability company, and  Schiller Gregory Investment Company LLC, a Florida limited liability company (each a “Stockholder”, and collectively, the “Stockholders”).

RECITALS

Whereas, each of the respective board of directors or managers, as the case may be, of Purchaser Parent, Purchaser, the Merger Subs and the Company has approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interests of their respective stockholders or members, as the case may be, to enter into this Agreement and consummate the transactions contemplated hereby pursuant to which, among other things, and as a single integrated transaction, Purchaser will acquire the Company through (i) the merger of Merger Sub One with and into the Company (the “First Step Merger”) upon the terms and conditions set forth herein and in accordance with the DGCL with the Company as the surviving entity of the First Step Merger (and in such capacity is sometimes referred to herein as the “Interim Surviving Corporation”), and (ii) promptly following the Effective Time and, as part of the same overall transaction, the merger of the Interim Surviving Corporation with and into Merger Sub Two (the “Second Step Merger” and together with the First Merger, the “Merger”) upon the terms and conditions set forth herein and in accordance with the DGCL and the LLC Act, with Merger Sub Two as the surviving entity of the Second Step Merger (and in such capacity is sometimes referred to herein as the “Surviving Company”);

Whereas, for Federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement will be, and hereby is, adopted as a plan of reorganization”;

Whereas, each of the parties hereto expect that the Merger will further certain of their business objectives; and

Whereas, each of the Stockholders has approved this Agreement and the transactions contemplated hereby.

Now, therefore, in consideration of the mutual covenants set forth herein, it is hereby agreed as follows:

ARTICLE I
Definitions

1.1       Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean any inquiries, proposals or offers from any Person other than Purchaser, its Affiliates or representatives relating in any way to (i) any investment in the Company, (ii) any acquisition of direct or indirect control of the Company, (iii) the purchase of any of the Company’s securities, (iv) any significant amount of the assets or businesses of the Company, or any lease, exchange, mortgage, pledge, transfer or other disposition thereof (other than assets leased, exchanged, mortgaged, pledged, transferred or other disposed of in the Ordinary Course of Business and not in connection with the sale of or transfer of a business), or (v) any business combination or other transaction relating to the sale or transfer of any business or business line of the Company including, without limitation, any merger, consolidation, acquisition, tender or exchange offer, recapitalization, reorganization, dissolution, liquidation, issuance, disposition, or other similar transaction of any nature that would have a similar financial result as the Merger.

“Affiliate” shall mean, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  For purposes of this definition, the term “control” means the possession, directly or indirectly, of the power to (i) vote 50% or more of the voting securities of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms and phrases “controlled” and “controlling” have meanings correlative thereto.

“Agreement” shall have the meaning set forth in the first paragraph hereof.

“Balance Sheet” shall mean the audited balance sheet of the Company as of December 31, 2009, that is included in the Financial Statements.

“Balance Sheet Date” shall mean December 31, 2009.

“Benefit Plans” shall have the meaning set forth in Section 3.13(a).

“Black Diamond” shall mean Black Diamond Equipment, Ltd.

“Black Diamond Merger Agreement” shall mean the Agreement and Plan of Merger dated April  30, 2010, by and among, Purchaser Parent, Purchaser, Everest/Sapphire Acquisition Corp., Sapphire Merger Corp., Black Diamond and Ed McCall.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

 “Capital Lease” shall mean, with respect to any Person, any lease of, or other arrangement conveying the right to use, property by such Person as lessee that would be required to be accounted for as a capital lease on a balance sheet of such Person prepared in conformity with GAAP.

“CERCLA” shall have the meaning set forth in Section 3.19(e).

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Change of Control Agreements” shall mean the Contracts designated as such on Schedule 3.8(a) and any other similar Contracts entered into by the Company prior to Closing requiring or triggering a payment or a potential payment as a result of the consummation of any of the transactions contemplated by this Agreement.

“Change of Control Payments” shall mean, without duplication, an amount equal to any payments made and any expenses paid (before or after the Closing) in connection with (i) obtaining any of the required estoppels, waivers or consents set forth on Schedule 6.4(c)(i) and Schedule 6.4(c)(ii) hereto, (ii) payments or potential payments under the Change of Control Agreements that will be triggered or caused by, or result from, in whole or in part, the consummation of any of the transactions contemplated by this Agreement including, for the avoidance of doubt, amounts payable to John Simons in the aggregate amount of $1,000,000 pursuant to that certain Agreement, dated as of June 15, 2009, by and among the Company, John Simons and the other parties thereto, and excluding, for the avoidance of doubt, the KSS Award Cancellation Payment, and (iii) expenses in connection with the recording of any releases of any security interest under the Wells Fargo Loan Documents with the United States Trademark and Patent Office or applicable Governmental Authority to the extent they are not included in the Closing Indebtedness Payment.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Adjustment” shall mean an amount equal to the sum of the Working Capital Adjustment and the Indebtedness Adjustment.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Indebtedness Payment” shall have the meaning set forth in Section 6.9.

“COBRA” shall have the meaning set forth in Section 3.13(d).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Stock Merger Consideration Amount” shall have the meaning set forth in Section 2.6(b).

“Company” shall have the meaning set forth in the first paragraph hereof.

“Company Ancillary Agreements” shall mean each of the executed Written Consent of the Company’s Board of Directors, Company Closing Certificate, Company Officer’s Certificate, and the Company Intellectual Property Letter of Acknowledgment.

“Company Closing Certificate” shall mean the certificate to be delivered pursuant to Section 7.6.

“Company Common Stock” shall mean the common stock of the Company, par value $0.01.

“Company Common Stock Certificates” shall have the meaning set forth in Section 2.5(a).

“Company Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article III.

“Company Indemnified Parties” shall have the meaning set forth in Section 11.3(b).

“Company Insurance Policies” shall have the meaning set forth in Section 3.26.

“Company Intellectual Property” shall have the meaning set forth in Section 3.14(a).

“Company Intellectual Property Letter of Acknowledgment” shall mean the Company Intellectual Property letter of acknowledgment, in the form attached hereto as Exhibit J.

“Company Licensed Intellectual Property” shall have the meaning set forth in Section 3.14(c).

“Company Material Pre-Closing Events” shall have the meaning set forth in Section 7.1.

“Company Officer’s Certificate” shall mean the certificate to be delivered pursuant to Section 7.12.

“Company Owned Intellectual Property” shall have the meaning set forth in Section 3.14(b).

“Company Preferred Stock” shall mean the preferred stock of the Company, par value $0.01.

“Company Transaction Expenses” shall mean, without duplication, all of the following which are accrued, should have been accrued under GAAP or are due and owing, but remain unpaid and outstanding immediately prior to the Closing: (a) the fees and expenses of counsel, brokers, bankers, accountants and other professionals engaged or used by the Company in connection with the preparation for, negotiation of, or entering into this Agreement or the consummation of the transactions contemplated hereby (which will also include a reasonable estimate of unbilled expenses and a reasonable estimate of potential post-Closing legal fees and expenses), (b) an amount equal to the Change of Control Payments, (c) one-half of the cost of the insurance premium for the D&O Tail Insurance, if any, and (d) an amount equal to one-half of the Transfer Taxes (as set forth in Section 9.1(c) hereof).

“Company Transaction Termination Expenses” shall mean all documented costs and expenses reasonably incurred by the Company in pursuit of the Merger including, without limitation, investment banking and advisory fees, accounting and legal fees, travel, due diligence and related expenses.

“Constituent Companies” shall have the meaning set forth in Section 2.1(b).

“Contract” shall mean, with respect to a Person, any contract, undertaking, agreement, arrangement, commitment, indemnity, indenture, note, guaranty, instrument, lease or understanding, including any and all amendments, supplements, and modifications (whether oral or written) thereto, whether or not in writing to which such Person is legally bound.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Current Assets” shall mean the sum of the accounts receivable, inventory (including, inventory in transit), and current prepaid assets of the Company, each determined in accordance with GAAP; provided, that Current Assets shall not include any amount of cash.

“Current Liabilities” shall mean the sum of the accounts payable and other current liabilities of the Company, each determined in accordance with GAAP; provided, that Current Liabilities shall not include the current portion of any long term Indebtedness or any Company Transaction Expenses.

“D&O Tail Insurance” shall have the meaning set forth in Section 6.8(b).

“Defect” shall mean a defect or failure in the design or manufacture of a Product, such that it either (i) does not perform as designed for its intended use or (ii) creates a latent or patent dangerous condition for any user thereof.

“Determination Date” shall mean April 30, 2010.

“Determination Date Balance Sheet” shall mean a balance sheet of the Company as of the Determination Date.

“Determination Date Working Capital” shall mean the Working Capital of the Company as of the Determination Date.

“DGCL” shall mean the Delaware General Corporation Law.

“Due Diligence Documentation” shall mean all of the documentation set forth in the Electronic Data Room as of immediately prior to the entering into this Agreement, a copy of all of which will be delivered to Purchaser by the Company on one or more CD-ROMS by overnight delivery postmarked as of the date of this Agreement.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Electronic Data Room” shall mean the files contained in the Merrill Corp. electronic virtual data room maintained by the Company in which the Company has provided Due Diligence Documentation in connection with the Merger and the transactions contemplated by this Agreement.

“Eligible Employee Purchaser Award Amount” means $1,108,820.

“Eligible Employee Shares” shall have the meaning set forth in Section 2.9.

“Eligible Employees” shall mean Jim BoisD’Enghien, John Sears, Dion Goldsworthy, Wayne Gregory, and Jason Dunlap.

“Environmental Claim” shall mean any and all administrative, regulatory or judicial orders, suits, demands, claims, liens, investigations, proceedings, or notices of noncompliance or violation (written or oral) by any Person (including, without limitation, any Governmental Authority) alleging liability or potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, closure costs, supplemental environmental projects, property damages, personal injuries, penalties, and leaking underground storage tanks) arising out of, based on or resulting from (a) the presence, or Release or threatened Release, of any Hazardous Materials at any location owned, operated, leased or managed by the Company (or any of their predecessors or current or former Affiliates), or (b) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

“Environmental Enforcement Liability” shall have the meaning set forth in Section 3.19(b).

“Environmental Law” shall mean all applicable foreign, federal, state and local Laws (including common law), statutes, ordinances, codes, rules, requirements, regulations, orders, judgments, decrees, injunctions, agreement or Contract with or by any Governmental Authority relating to pollution, the protection of the environment (including, without limitation, air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, Laws relating to Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials or relating to management of asbestos or polychlorinated biphenyls (“PCBs”) in buildings, structures, or equipment, including, without limitation, as amended, the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., Emergency Planning & Community Right to Know Act, 42 U.S.C. § 11001 et seq., Solid Waste Disposal Act and Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., Clean Air Act, 42 U.S.C. § 7401, et seq., Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., and Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.

“Environmental Permits” shall have the meaning set forth in Section 3.19(a).

“Equity Interests” shall mean, with respect to any Person, the (a) capital stock, partnership interests, membership interests, beneficial interests or any other equity or ownership interests in the Person referenced or (b) any instruments convertible into or exchangeable for, or whose value is determined by reference to, any such interests.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean with respect to any Person (i) any corporation which is a member of a controlled group of corporations, within the meaning of Section 414(b) of the Code, of which that person is a member, (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, of which that Person is a member, (iii) any member of an affiliated service group, within the meaning of Section 414(m) of the Code, of which that Person or any entity described in clause (i) or (ii) is a member, and any other entity required to be aggregated with such Person pursuant to Section 414(o) of the Code.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Existing Confidentiality Agreement” shall mean that certain confidentiality letter agreement dated as of January, 2010 by and among Purchaser Parent, Black Diamond and the Company in connection with maintaining confidentiality of confidential information.

“Excluded Information” shall have the meaning set forth in Section 4.5.

“Final Determination” shall have the meaning set forth in Section 11.6(a).

“Financial Statements” shall have the meaning set forth in Section 3.4(a).

“First Step Merger” has the meaning set forth in the Recitals.

“Fully Diluted Company Shares” shall mean (a) all shares of the Company Common Stock issued at the Effective Time less (b) shares of Company Common Stock held in the treasury of the Company at the Effective Time.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Governing Documents” means, with respect to any Person, (a) the articles of incorporation, certificate of incorporation, certificate of formation, the memorandum and articles of association (or the equivalent organizational documents) of such Person, (b) the bylaws or operating agreement (or the equivalent governing documents) of such Person and (c) any document setting forth the designation, amount or relative rights, limitations and preferences of any class or series of such Person’s authorized stock or other Equity Interests.

“Governmental Authority” shall mean (i) any government or any agency, body, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality thereof, whether international, federal, state or local, domestic or foreign (including without limitation, any state or local attorney general) or (ii) any arbitrator having authority with respect to any applicable matter that has been submitted to arbitration.

“Hazardous Material” shall mean (a) any petroleum or any products, by products or fractions thereof, (b) asbestos in any form, (c) urea formaldehyde foam insulation, (d) any form of natural gas, explosives, PCBs, lead, lead based paint, radon or other radioactive material, (e) any chemicals, materials or substances (including, without limitation, waste materials, raw materials, by-products, co-products or finished products), provided the foregoing are, under Environmental Law, defined as, or regulated as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “contaminants,” “solid wastes,” “special wastes,” or words of similar import under any Environmental Law, and (f) any other substances of any kind regulated or forming the basis of liability under any Environmental Law.

“Indebtedness” means, as to any Person at a particular time, the sum of all of the following without duplication, whether or not included as indebtedness in accordance with GAAP (a) all obligations of such Person for borrowed money, and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar debt instruments; (b) all obligations of such Person to pay the deferred purchase price of any property or services (other than accrued expenses and trade accounts payable in the Ordinary Course of Business); (c) all indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention Contracts), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; (d) all Capital Leases; (e) all fees, penalties and other payments, including, without limitation, breakage fees, prepayment fees and change of control fees, payable with respect to indebtedness described in the foregoing clauses (a) through (e) as a result of or in connection with the Merger, (f) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (a) through (f), and (g) all indebtedness referred to in the foregoing clauses (a) through (f) which is directly or indirectly guaranteed by the Company.  Indebtedness specifically excludes (i) trade payables that are Current Liabilities, any liability under commercial letters of credit, and (ii) any liability under the undrawn portion of any outstanding standby letters of credit.

“Indebtedness Adjustment” shall mean an amount (which shall be expressed as a negative number) equal to the outstanding Indebtedness of the Company on the Determination Date.

“Indemnification Threshold” shall have the meaning set forth in Section 11.5(a).

“Indemnified Party” shall have the meaning set forth in Section 11.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.4(a).

“Intellectual Property” “shall mean any United States, foreign, international and state (a) patents and published patent applications (or unpublished patent applications filed of record in any jurisdiction), and continuations, reissues, or divisions relating thereto or utility models (collectively, “Patents”); (b) trademarks, service marks, and trademark or service mark registrations and applications, trade names, and trade dress together with all goodwill related to the foregoing (collectively, “Trademarks”); (c) Internet domain names; (d) copyrights, copyright registrations, renewals and applications for copyright registrations, and mask works (collectively, “Copyrights”); (e) Software; and (f) trade secrets and confidential information, including such rights in know-how, proprietary and confidential processes, formulae, algorithms, models and methodologies (collectively, “Trade Secrets”) and (g) rights of privacy and publicity.

“Interim Financial Statements” shall mean the internally prepared and unaudited balance sheet of the Company as of the last Business Day of each calendar month ending after the Balance Sheet Date, and the related internally prepared and unaudited statements of income and of cash flows for each such calendar month.

“Interim Constituent Corporations” shall have the meaning set forth in the Section 2.1(a).

“Interim Surviving Corporation” shall have the meaning set forth in the Recitals.

“IRS” shall mean the Internal Revenue Service of the United States or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” or “Known” shall mean (a) with respect to the Company or Stockholders, the actual knowledge of Warren B. Kanders, Robert R. Schiller, W. Gray Hudkins, and Jason Dunlap without a duty of additional investigation and (b) with respect to Purchaser Parent, Purchaser or Merger Subs, the actual knowledge of Warren B. Kanders and Philip A. Baratelli, without a duty of additional investigation.

“KSS” shall mean KSS Outdoor Holdings, LLC, a Delaware limited liability company.

“KSS Award” shall mean an award issued pursuant to the KSS Incentive Plan.

“KSS Award Cancellation Payment” shall mean an amount equal to $369,604 payable as set forth in Section 2.9 herein.

“KSS Incentive Plan” shall mean the KSS Equity Appreciation Incentive Plan.

“Law” shall mean, with respect to any Person, any statute, code, law, rule, regulation, ordinance, treaty, administrative action, Order, or other requirement of any Governmental Authority (including those requirements imposed by common law), applicable to such Person (or any of its properties or assets) or any of its officers, directors, employees, consultants or agents in connection with activities taken on behalf of such Person.

“Leased Property” shall have the meaning set forth in Section 3.16(a).

“Leases” shall have the meaning set forth in Section 3.16(a).

“Liabilities” shall have the meaning set forth in Section 3.6.

“License Agreements” shall have the meaning set forth in Section 3.14(c).

“Licensed Intellectual Property” shall have the meaning set forth in Section 3.14(c).

“Licenses” shall have the meaning set forth in Section 3.7(b).

“Lien” shall mean any lien, pledge, mortgage, deed of trust, security interest, claim, charge, option, hypothecation, security, title retention, easement, right of way, encroachment or other survey defect, transfer or title restriction, voting trust agreement or other encumbrance (whether arising by contract or by operation of law).

“Limited Indemnification Cap” shall have the meaning set forth in Section 11.5(a).

“Litigation” shall mean any dispute, claim, action, grievance, suit or inquiry or any legal, administrative, arbitration, investigation, inquiry, enforcement or other proceedings by or before any Governmental Authority.

“LLC Act” shall mean the Delaware Limited Liability Company Act.

“Lock-up Agreement” shall mean the lock-up agreement, with respect to the portion of the Subordinated Note Merger Consideration Amount and Common Stock Merger Consideration Amount subject to the Right of Set-off and with respect to the Eligible Employee Shares, in the form attached hereto as Exhibit C.

“Losses” shall mean, with respect to any Person or Persons, the full amount of all Liabilities, damages, claims, deficiencies, fines, fees, assessments, losses, Taxes, penalties, interest, awards, settlements, recourses, judgments, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted in any way against such Person or Persons.

“Material Adverse Effect” shall mean, with respect to a Person, any change or changes, effect or effects, event or events, or circumstance or circumstances, that individually or taken together in the aggregate are or could reasonably be expected to (a) be materially adverse, whether in the short term or long term, to (i) the business, assets, properties, condition (financial or otherwise), Liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person to perform its respective obligations under this Agreement, or (b) result in Losses to the Company in an aggregate amount equal to or exceeding $2,250,000.00; provided, that none of the following shall be deemed, individually or in the aggregate, to constitute, and none of the following shall be taken into account in determining whether there has been, or will be, a Material Adverse Effect: (u) the announcement of this Agreement by Purchaser Parent, (v) the Purchaser Parent’s announcement or other disclosure of its plans or intentions with respect to the conduct of the Company’s business (or any portion thereof), (w) changes in global, national or regional political conditions (including any outbreak or escalation of hostilities, war or acts of terrorism) other than hostilities, war or acts of terrorism occurring within or with respect to the United States of America, or any state, territory or possession thereof, or any of their respective properties, that has or could reasonably be expected to have a material adverse effect to the business, assets, properties, condition (financial or otherwise), Liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, (x) changes in general local, domestic, foreign or international economic conditions, (y) changes affecting generally the industry in which the Person operates or (z) any changes in applicable Laws or accounting rules or principles, provided, however, that with respect to clauses (x), (y) and (z) above, the effect of such changes, individually or in the aggregate, does not have a disproportionate effect on such Person and/or any of its Subsidiaries, taken as a whole, compared with other companies in the same industry.

“Material Contract” shall mean any Contract which is set forth on, or is required to be set forth on, Schedule 3.8(a) or Schedule 3.9(a).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall mean $45,000,000 as increased by the Merger Consideration Increase Amount and decreased by the Merger Consideration Decrease Amount, as applicable.

“Merger Consideration Shares” shall have the meaning set forth in Section 2.6(b).

“Merger Consideration Decrease Amount” shall mean an amount equal to the sum of the following:

(i)  Indebtedness outstanding;

(ii) the Closing Adjustment, if a negative number;

(iii) to the extent that (A) unrestricted cash of the Company on the Determination Date minus (B) the Company Transaction Expenses, is less than $300,000.00, an amount equal to such deficit;

(iv)  the KSS Award Cancellation Payment; and

(v)  Eligible Employee Purchaser Award Amount.

“Merger Consideration Increase Amount” shall mean an amount equal to the sum of the following:

(i)  the Closing Adjustment, if a positive number; and

(ii)  to the extent that (A) unrestricted cash of the Company on the Determination Date minus (B) the Company Transaction Expenses exceeds $600,000.00, an amount equal to such excess.

“Merger Consideration Price Per Share” shall mean (a) the sum of the Merger Consideration divided by (b) the aggregate number of Fully Diluted Company Shares.

“Merger Subs” shall have the meaning set forth in the first paragraph of this Agreement.

“Multiemployer Plan” shall have the meaning set forth in Section 3.13(a).

“Note Offset Percentage” means 50%, or such higher percentage as determined by the Purchaser Indemnified Parties in their sole discretion.

“Order” shall mean any judgment, decree, order, writ, injunction, permit or license of any Governmental Authority.

“Ordinary Course of Business” shall mean, for any Person, the ordinary course of business of such Person, consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Property” shall have the meaning set forth in Section 3.16(a).

“Participant Releases” shall mean the releases in the form attached hereto as Exhibit G.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Liens” shall mean any and all (a) mechanics’ liens, workmen’s liens, statutory liens of landlords, common carrier liens, warehousemen’s liens and other similar liens, and liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, in each instance to the extent incurred in the Ordinary Course of Business; (b) any and all matters of record, zoning, variances, encumbrances, restrictions, easements or other imperfections of title or Liens on any Real Property or other property or asset that do not materially diminish the value thereof or materially interfere with the use thereof in the operations of the Company as presently conducted; (c) liens on goods in transit incurred pursuant to documentary letters of credit; and (d) liens for Taxes not yet due and payable.

“Person” shall mean any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint stock company, trust, unincorporated body or organization, or other body or organization, whether or not a legal entity, and any Governmental Authority.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 9.1(b).

“Product” shall mean any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company, including any product sold by the Company as the distributor, agent, or pursuant to any other contractual relationship with a non-U.S. manufacturer.

“Property Taxes” shall have the meaning set forth in Section 9.1(b).

“Proportional Share” shall mean: (i) with respect to Kanders GMP Holdings, LLC, 65.82%; and (ii) with respect to Schiller Gregory Investment Company, LLC, 34.18%.

“Purchaser” shall have the meaning set forth in the first paragraph hereof.

“Purchaser Ancillary Agreements” shall mean each of the executed, Subordinated Notes, Registration Rights Agreement, and each of the certificates to be delivered at Closing pursuant to Sections 8.4 and 8.6.

“Purchaser’s Fairness Opinion” shall mean the opinion of Ladenburg Thalmann & Co., Inc. that the Shares to be received by the Purchaser in exchange for the Merger Consideration are fair to the stockholders of Purchaser Parent from a financial point of view.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 11.3(a).

“Purchaser Material Pre-Closing Events” shall have the meaning set forth in Section 8.1.

“Purchaser Parent” shall have the meaning set forth in the first paragraph hereof.

“Purchaser Parent Common Stock” shall mean the Purchaser Parent’s common stock, par value $.0001.

“Purchaser Transaction Expenses” shall mean all documented costs and expenses reasonably incurred by Purchaser in pursuit of the Merger, including without limitation, investment banking and advisory fees, accounting and legal fees, travel, due diligence and related expenses.

“Real Property” shall have the meaning set forth in Section 3.16(a).

“Real Property Permits” shall have the meaning set forth in Section 3.16(d).

“Receivables” shall have the meaning set forth in Section 3.17(a).

“Related Parties” shall have the meaning set forth in Section 3.18.

“Release” shall have the meaning set forth in CERCLA.

“Return” or “Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Registration Rights Agreement” shall mean the registration rights agreement in the form attached hereto as Exhibit B.

“Restrictive Covenant Agreement” shall mean the restrictive covenant agreement between each of Warren B. Kanders and Robert R. Schiller and the Purchaser in the form attached hereto as Exhibit E.

“Right of Set-off” shall have the meaning set forth in Section 11.6(b).

“Rights” shall mean, with respect to a Person, any subscriptions, options, warrants, rights (including phantom stock or stock appreciation rights), preemptive rights, voting, approval or proxy rights, or other Contracts, including any right of registration, conversion or exchange under, any outstanding security, instrument or Contract obligating such Person, or any Affiliate of such Person, to issue, sell, purchase or register any Equity Interests of such Person or to grant, extend or enter into any security, instrument or Contract with respect to the Equity Interests of such Person.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Step Merger” has the meaning set forth in the Recitals.

“Secretary of State” shall have the meaning set forth in Section 2.2.

“Securities Act” shall mean the Securities Act of 1933, as amended, and each of the rules and regulations promulgated thereunder.

“Shares” shall mean (i) all shares of the Company Common Stock issued and outstanding on Closing Date less (ii) shares of Company Common Stock held in the treasury of the Company on the Closing Date Time.

“Significant Customers and Suppliers” shall mean, collectively, the 10 largest customers (as measured by dollar volume of sales) and suppliers (as measured by dollar volume of purchases) of the Company for each of (i) the twelve-month period ending December 31, 2009 and (ii) the three-month period ending March 31, 2010.

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, (b) databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts, technical and functional specifications, tool kits or other work product used to design, plan, organize, develop, test, troubleshoot and maintain any of the foregoing, (d) without limitation to the foregoing, the software technology supporting any functionality contained on the Internet site(s), of any Company, (e) all computer-aided design software, including the underlying data, and (f) all written or electronic documentation, including technical, end-user, training and troubleshooting manuals and materials, relating to any of the foregoing.

“Stock Offset Percentage” means a percentage equal to one (1) minus the Note Offset Percentage.

“Stock Set-off Amount” shall have the meaning set forth in Section 11.6(b).

“Stockholder” or “Stockholders” shall have the meaning set forth in the first paragraph hereof.

“Stockholders Ancillary Agreements” shall mean the Registration Rights Agreement, Lock-up Agreement, Non-Competition Agreement, Participant Releases, Stockholders Releases and Written Consent of the Stockholders.

“Stockholders Indemnified Parties” shall have the meaning set forth in Section 11.3(b).

“Stockholders Releases” shall mean the releases in the form attached hereto as Exhibit H.

“Straddle Period” shall have the meaning set forth in Section 9.1(a).

“Subordinated Note” shall mean the promissory note in the form attached hereto as Exhibit A.

“Subordinated Note Merger Consideration Amount” shall have the meaning set forth in Section 2.6(a).

“Subsidiary” shall mean, with respect to a Person, any corporation or other organization or entity, whether incorporated or unincorporated, (a) of which such Person or any other subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any subsidiary of such Person do not have a majority of the voting interests in such partnership); (b) at least (i) a majority of the voting rights or (ii) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries, or by such Person and one or more of its subsidiaries; or (c) is otherwise controlled, directly or indirectly, by such Person.

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Laws” shall mean any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other applicable anti-takeover Laws or regulations applicable to the transactions contemplated by this Agreement or the Company Ancillary Agreements including, without limitation, Section 203 of the DGCL.

“Takeover Provisions” shall have the meaning set forth in Section 3.28.

“Tax”, “Taxation” or “Taxes” shall mean all forms of Federal, state, county, local, municipal, foreign and other taxes, levies, dues, imposts, assessments, duties, tariffs or similar charges of any kind whatsoever of any jurisdiction imposed or charged by a Taxing Authority, including all corporate franchise, income, sales, supplies, occupation, use, goods and services, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, customs, net worth, capital gains, capital transfer, unclaimed property, inheritance, social security, foreign social insurance and/or benefits, alternative minimum, recapture and other taxes, and including any interest, fines, penalties and additions imposed with respect to such amounts, whether disputed or not.

“Tax Claim” shall have the meaning set forth in Section 9.2(c).

“Taxing Authority” shall mean any domestic, foreign, Federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi governmental body exercising any taxing authority or any other authority exercising tax regulatory authority.

“Terminable Contracts” shall mean any Contract that can be terminated by the Company for any reason at the option of the Company, as the case may be, on not more than 90 days notice without material penalty to the Company.

“Termination Date” shall have meaning set forth in Section 10.1(b)(ii).

“Third Party Claim” shall have the meaning set forth in Section 11.4(b).

“Third Party Licensed Intellectual Property” shall have the meaning set forth in Section 3.14(c).

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transfer Taxes” shall have the meaning set forth in Section 9.1(c).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

“Wells Fargo Loan” shall mean the loan and credit made available to the Company pursuant to the Wells Fargo Bank Loan Documents.

“Wells Fargo Bank Loan Documents” shall mean (i) Line of Credit Letter Agreement dated January 1, 2009, between the Company and Well Fargo Bank, National Association; (ii) First Amendment dated October 1, 2009, to Line of Credit Letter Agreement between the Company and Well Fargo Bank, National Association; (iii) Revolving Line of Credit Note dated January 1, 2009; (iv) Continuing Security Agreement: Rights to Payment and Inventory  dated January 1, 2009, between the Company and Well Fargo Bank, National Association; and (v)  Security Agreement: Equipment dated January 1, 2009, between the Company and Well Fargo Bank, National Association.

“Working Capital” shall mean the Current Assets of the Company less the Current Liabilities of the Company, as calculated in a manner consistent with the calculation of the Working Capital Target.

“Working Capital Adjustment” shall mean the Determination Date Working Capital minus the Working Capital Target.

“Working Capital Target” shall mean the average Working Capital of the Company for the twelve-month period ended April 30, 2010, calculated as of the last day of each such month and in the manner set forth on Schedule 1.1(a).

“Work Interference” shall have the meaning set forth in Section 3.20(a).

“Written Consent of the Company’s Board of Directors” shall have the meaning set forth in Section 6.18.

“Written Consent of the Company’s Stockholders” shall have the meaning set forth in Section 6.18.
“Written Consents” shall mean the Written Consent of the Company’s Board of Directors and the Written Consent of the Stockholders.

1.2           Certain Words and Symbols.  (a)  The words “hereof,” “herein,” “hereby” and “hereunder,” and words of like import, refer to this Agreement as a whole and not to any particular section hereof.  References herein to any section, schedule or exhibit refer to such section of, or such schedule or exhibit to, this Agreement unless the context otherwise requires.  All pronouns and any variations thereof refer to the masculine, feminine or neuter gender, singular or plural, as the context may require.  Words in the singular include the plural and in the plural include the singular.  All references to “dollars” or “$” in this Agreement refers to United States dollars.  A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it.

(b)           References to (i) any United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall, in respect of any jurisdiction other than the United States be deemed to include that which in that jurisdiction most nearly approximates to the legal term in question, (ii) any event described in this Agreement as occurring in the United States or as a result of United States law shall include any analogous event occurring outside the United States or as a result of the Laws of a jurisdiction to which a Subsidiary is subject and; (iii) any laws of the United States shall, if applied, to any Subsidiary incorporated otherwise than in the United States, be deemed to include the most  nearly approximating Laws in each jurisdiction relevant to that Subsidiary.

ARTICLE II
THE MERGER; PAYMENT OF MERGER CONSIDERATION

2.1           The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub One shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub One shall thereupon cease and the Company shall continue as the Interim Surviving Corporation of the First Step Merger and as a wholly-owned Subsidiary of the Purchaser and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub One in accordance with the DGCL.  The Company and Merger Sub One are sometimes referred to collectively herein as the “Interim Constituent Corporations.”

(b)           As part of a single integrated plan, immediately following the First Step Merger, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, the Interim Surviving Corporation shall be merged with and into Merger Sub Two in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub Two shall continue as the Surviving Company of the Second Step Merger and as a wholly-owned Subsidiary of the Purchaser and shall succeed to and assume all of the rights and obligations of the Interim Surviving Corporation and Merger Sub Two in accordance with the DGCL.  The Interim Surviving Corporation and Merger Sub Two are sometimes referred to collectively herein as the “Constituent Companies.”

2.2           Effective Time of the First Step Merger and the Second Step Merger.  (a) At the Closing or as soon as practicable thereafter, the parties hereto shall cause a certificate of merger substantially in the form attached hereto as Exhibit I (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in accordance with the relevant sections of the DGCL, and shall take all such other and further actions as may be required by Law to make the First Step Merger effective.  The First Step Merger shall become effective as of the filing of the Certificate of Merger with the Secretary of State.  The date and time of such effectiveness are referred to herein as the “Effective Time.”

(b)           Immediately after the Effective Time of the First Step Merger, Parent shall cause the Second Step Merger to be consummated under the DGCL and the LLC Act by filing a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the LLC Act.

2.3           Closing of the Merger. The closing of the Merger (the “Closing”) shall take place in the offices of Kane Kessler, P.C., 1350 Avenue of the Americas, 26th Floor, New York, New York, simultaneous with or as soon as practicable thereafter upon the effective time of the merger pursuant to the Black Diamond Merger Agreement and satisfaction or waiver (by the party entitled to the benefits thereof) of the conditions set forth in Article VII and Article VIII, other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions (the “Closing Date”).

2.4           Effects of the First Step Merger and the Second Step Merger. (a) At the Effective Time of the First Step Merger:

(i)           the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law;

(ii)          the bylaws of the Company as in effect immediately prior to the Effective Time will be the bylaws of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law;

(iii)         the directors of Merger Sub One shall be the initial directors of the Interim Surviving Corporation and such directors will hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be;

(iv)        the officers of Merger Sub One immediately prior to the Effective Time shall be the officers of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation, in each case until their respective successors are duly elected and qualified;

(v)         except as specifically set forth in this Agreement, the Interim Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public, as well as of a private nature, of each of the Interim Constituent Corporations, and all property, real, personal and mixed, including contract rights, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Interim Constituent Corporations shall be taken and deemed to be transferred to and vested in the Interim Surviving Corporation without further act or deed, all in accordance with the applicable provisions of the DGCL; and

(vi)        the Interim Surviving Corporation shall thenceforth be subject to all restrictions, disabilities and duties of and be responsible and liable for all liabilities and obligations of each of the Interim Constituent Corporations, and any action or proceeding pending by or against either of the Interim Constituent Corporations may be prosecuted as if such First Step Merger had not taken place or the Interim Surviving Corporation may be substituted in its place; and neither the rights of creditors nor Liens upon the property of either of the Interim Constituent Corporations shall be impaired by the First Step Merger, all in accordance with the applicable provisions of the DGCL.

(b)           At the effective time of the Second Step Merger:

(i) the certificate of formation of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law; provided; however, that such certificate of formation shall be amended such that the name of the Surviving  Company shall be “Gregory Mountain Products, LLC”;

(ii) the limited liability agreement of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger will be the limited liability agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law;

(iii) the managers of Merger Sub Two shall be the managers of the Surviving Company and such managers will hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be;

(iv)  the officers of Merger Subs immediately prior to the effective time of the Second Step Merger shall be the officers of the Surviving Company, each to hold office in accordance with the certificate of formation and operating agreement of the Surviving Company, in each case until their respective successors are duly elected and qualified;

(v)  except as specifically set forth in this Agreement, the Surviving Company shall possess all the rights, privileges, powers and franchises of a public, as well as of a private nature, of each of the Constituent Companies, and all property, real, personal and mixed, including contract rights, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Companies shall be taken and deemed to be transferred to and vested in the Surviving Company without further act or deed, all in accordance with the applicable provisions of the DGCL and the LLC Act; and

(vi)           the Surviving Company shall thenceforth be subject to all restrictions, disabilities and duties of and be responsible and liable for all liabilities and obligations of each of the Constituent Companies, and any action or proceeding pending by or against either of the Constituent Companies may be prosecuted as if such Second Step Merger had not taken place or the Surviving Company may be substituted in its place; and neither the rights of creditors nor Liens upon the property of either of the Constituent Companies shall be impaired by the Second Step Merger, all in accordance with the applicable provisions of the DGCL and the LLC Act.

2.5           Effect of First Step Merger on Capital Stock of Constituent Corporation.

(a)           Company Shares.  As a result of the First Step Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Company Common Stock shall cease to be outstanding and each certificate shall be cancelled and retired and shall cease to represent any rights with respect to the Company Common Stock, and each of the Stockholders (other than Purchaser Parent, Purchaser and Merger Sub One, if any such parties are then Stockholders) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive, subject to the terms and conditions set forth in this Article II, the Merger Consideration Price Per Share, without interest, upon the surrender of a certificate or certificates representing such shares of Company Common Stock (the “Company Common Stock Certificates”) to the Purchaser pursuant to Section 2.7 hereof.  At the Effective Time, each share of Company Common Stock and Company Preferred Stock then held in the Company’s treasury shall, by virtue of the First Step Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be cancelled without payment of any Merger Consideration or any other consideration therefor.

(b)           Merger Sub One.  Subject to the terms and conditions of this Article II, at the Effective Time, each share of Merger Sub One common stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding and shall constitute the only issued and outstanding shares of the Interim Surviving Corporation.

2.6           Payment of Merger Consideration. At the Effective Time, the Merger Consideration shall be payable by the Purchaser to the Stockholders, as follows:

(a)           an amount equal to one-half of the Merger Consideration (the “Subordinated Note Merger Consideration Amount”), shall be payable by the Purchaser by issuance and delivery of a Subordinated Note by Purchaser Parent to each of the Stockholders in a principal amount equal to the Subordinated Note Merger Consideration Amount multiplied by the Proportional Share of each Stockholder; and

(b)           an amount equal to one-half of the Merger Consideration (the “Common Stock Merger Consideration Amount”) shall be payable by the Purchaser by issuance and delivery of a stock certificate representing a number of duly authorized and non-assessable shares (the “Merger Consideration Shares”) of Purchaser Parent Common Stock to each of the Stockholders with a value equal to the Common Stock Merger Consideration Amount multiplied by the Proportional Share of each Stockholder and calculated pursuant to Section 2.8 hereof.

2.7           Exchange for Merger Consideration. At the Effective Time, the Stockholders shall deliver to the Purchaser all of the Company Common Stock Certificates representing the Shares.  Any Company Common Stock surrendered shall forthwith be cancelled.  No interest will be paid or will accrue on any cash payable upon surrender of any of the Company Common Stock.  From and after the Effective Time, and until surrendered as contemplated by this Section 2.7, each Company Common Stock Certificate shall be deemed at any time after the Effective Time for all purposes, to represent only the right to receive upon surrender thereof the Merger Consideration with respect to the shares formerly represented thereby pursuant to the terms hereof.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  All shares of Company Common Stock delivered to the Purchaser in accordance with the terms of this Article II and any Merger Consideration paid pursuant to this Article II shall be deemed to have been paid at the Effective Time in full satisfaction of all rights pertaining to the shares of Company Common Stock.

2.8          Merger Consideration Shares. For purposes of determining the number of shares of Purchaser Parent Common Stock which shall constitute the Merger Consideration Shares and the Eligible Employee Shares, whether issuable at the Effective Time to Stockholders in accordance with Section 2.6(b), or cancelable in connection with the Right of Set-Off of any indemnification claim made by the Purchaser Indemnified Parties against the Stockholders for indemnifiable Losses by means of a cancellation and reduction in the number of Merger Consideration Shares pursuant to Section 11.6(b), the value of Purchaser Parent Common Stock shall be $6.00 per share.  If, on or prior to the date any shares of the Purchaser Parent’s Common Stock are issued to the Stockholders and the Eligible Employees, Purchaser Parent should split or combine the Purchaser Parent Common Stock, or pay a stock dividend or other stock distribution in Purchaser Parent Common Stock, or otherwise change the Purchaser Parent Common Stock into any other securities, or make any other dividend or distribution on the Purchaser Parent Common Stock (other than normal quarterly dividends, as the same may be adjusted from time to time and in the ordinary course), then the number of Merger Consideration Shares issuable at the Effective Time will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

2.9           KSS Award Cancellation Payment. As of the Closing, each outstanding KSS Award held by an Eligible Employee shall be cancelled and extinguished and converted into the right to receive each Eligible Employee’s portion of the KSS Award Cancellation Payment as set out on Schedule 6.16 attached hereto, and shall be payable at Closing: (i) one-half in cash, less any applicable withholding Taxes, and (ii) one-half in shares of Purchaser Parent Common Stock issued by the Purchaser Parent directly to each of the Eligible Employees (the “Eligible Employee Shares”).  The payment of the KSS Award Cancellation Payment is subject to each Eligible Employee executing and delivering a Participant Release to the Company.

2.10        Transfer Restrictions.

(a)           The Merger Consideration Shares to be issued to the Stockholders pursuant to this Agreement as well as the Eligible Employee Shares to be issued to the Eligible Employees shall be subject to the transfer restrictions set forth in the Lock-Up Agreement.

(b)           Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or applicable state laws and accompanied by an opinion of counsel reasonably satisfactory to the Purchaser Parent that registration under the Securities Act is not required, each certificate representing the Merger Consideration Shares and the Eligible Employee Shares, as well as all certificates issued in exchange for or in substitution of the Merger Consideration Shares, shall bear a legend to the following effect:

“THE TRANSFER OF THE SECURITIES EVIDENCED HEREBY IS RESTRICTED BY THE TERMS OF A LOCK-UP AGREEMENT DATED ________, 2010, BETWEEN THE REGISTERED HOLDER HEREOF AND THE ISSUER HEREOF.  A COPY OF THE LOCK-UP AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER.  IN ADDITION, THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND MAY BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED ONLY PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (PROVIDED BY RULE 144 THEREUNDER OR OTHERWISE, INCLUDING AN OFFER, SALE, OR TRANSFER OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE UNITED STATES SECURITIES LAWS), IF ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION UNDER THE SECURITIES ACT IS NOT REQUIRED.  HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED."

(c)           Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or applicable state laws and accompanied by an opinion of counsel reasonably satisfactory to the Purchaser Parent that registration under the Securities Act is not required, each Subordinated Note representing the Subordinated Note Merger Consideration Amount, as well each Subordinated Note issued in exchange for or in substitution of the Subordinated Note Merger Consideration Amount:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD, ASSIGNED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR UNLESS THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED."

2.11         Closing Indebtedness Payment; Certain Company Transaction Expenses. At the Closing, Purchaser shall, in accordance with Section 6.9, pay the Closing Indebtedness Payment and any and all amounts of outstanding Company Transaction Expenses set forth on the Company Closing Certificate.

2.12        Tax Treatment. The parties intend the Merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code and adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) that includes the parties hereto as parties to the reorganization.  Purchaser Parent will report the Merger, and will cause the Company to report the Merger, on their U.S. and other applicable income tax returns in a manner consistent with the Merger constituting a reorganization within the meaning of Code Section 368(a) and will comply with all reporting and record-keeping obligations of such reorganization and such transaction as set forth in the Code and the Treasury Regulations promulgated thereunder, including the record-keeping and information filing requirements of Treasury Regulations Section 1.368-3.  Notwithstanding the foregoing, the parties acknowledge and agree that if the Merger does not for any reason qualify as a reorganization within the meaning of Section 368(a) of the Code, the First Step Merger shall constitute a “qualified stock purchase” of the stock of the Company within the meaning of Section 338(d)(3) of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Simultaneously with the execution of this Agreement, the Company has delivered to the Purchaser Parent and Purchaser a disclosure schedule with numbered sections and subsections corresponding to the relevant schedules (and subsections thereof) identified in this Agreement (the “Company Disclosure Schedule”).  Each item set forth on the Company Disclosure Schedule is identified by reference to, or grouped under a heading referring to, or by specific cross references to, a specific section or subsection of this Agreement.  Any item disclosed in any section or subsection of the Company Disclosure Schedule shall be deemed to have been made with respect to each other section or subsection of the Company Disclosure Schedule so long as it is reasonably apparent from the context of such disclosure that the disclosure in such other section or subsection is also applicable to the relevant section or subsection notwithstanding the omission of a cross-reference thereto.  Capitalized terms used and not otherwise defined in the Company Disclosure Schedule shall have the respective meanings ascribed to them in this Agreement.

In order to induce the Purchaser, Purchaser Parent and Merger Subs to enter into this Agreement and to consummate the transactions contemplated hereby, the Company represents and warrants to Purchaser, Purchaser Parent and Merger Subs as follows:

3.1           Organization of the Company.  The Company is a corporation duly organized, validly existing and operated and, with respect to its corporate formation and existence, is in good standing under the Laws of the State of Delaware and in accordance with its Governing Documents.  The Company has all requisite entity power and authority to own, operate and lease their respective assets and to carry on its respective businesses as now being conducted and as proposed to be conducted and is qualified or licensed to do business and in good standing and validly operated in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties renders such qualification, license or good standing necessary, except where such failures to be so qualified or in good standing would not, in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  Schedule 3.1 sets forth, with respect to the Company, the jurisdiction in which each is constituted, registered, organized and qualified or licensed to do business.

3.2           Capitalization of the Company.   (a)  The authorized capital stock of the Company consists solely of (a) 10,000 shares of Company Common Stock, of which 83.87 shares are issued and outstanding and held of record by the Persons and in the amounts set forth on Schedule 3.2(a) hereto, and (b) 5,000 shares of Company Preferred Stock, none of which have been issued or are reserved for issuance.  There are no Rights issued and outstanding for capital stock or Equity Interests of the Company.  All of the issued and outstanding shares of Company Common Stock are issuable, duly authorized, validly issued, fully paid and non-assessable.

(b)           At the Closing, after giving effect to the transactions contemplated to occur at or prior to Closing hereunder, no Rights will be or become exercisable or exchangeable for, convertible into, or otherwise give its holder any right to acquire any Equity Interests of the Company.

(c)           The Company does not control directly or indirectly or has any direct or indirect Equity Interests, Rights or equity participation in any corporation, partnership, trust, or other business association and there is no other Person with respect to which (i) the Company may be deemed to be in control because of factors or relationships other than the quantity of stock or other interests owned in such Person (if any) or (ii) the Company may be liable under any circumstances for the payment of additional amounts with respect to its interest in such Person, whether in the form of assessments, capital calls, installment payments, general partner liability or otherwise.

(d)           There is no Voting Debt of the Company.

3.3           Authorization; Enforceability.  The Company and each of the Stockholders have full entity power and authority to execute, deliver and perform this Agreement and any Company Ancillary Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby, subject only to receiving the affirmative vote of Stockholders holding a majority of the issued and outstanding shares of the Company Common Stock, which is the only class or series of capital stock of the Company necessary to approve the Merger and this Agreement and the transactions contemplated hereby.  The execution, delivery and performance of this Agreement, the Company Ancillary Agreements and all other documents and agreements to be delivered by the Company or the Stockholders pursuant hereto or thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly approved and authorized by all requisite entity action on the part of the Company or the Stockholders, as the case may be.  This Agreement has been (and each of the Company Ancillary Agreements when executed will be) duly and validly executed and delivered by the Company and the Stockholders, as the case may be, and, constitutes (or, in the case of each of the Company Ancillary Agreements when executed will constitute), the legal, valid and binding obligation of the Company or the Stockholders, as the case may be, enforceable against it in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, or other similar Laws affecting or relating to the rights of creditors generally or by general principles of equity.

3.4          Financial Statements.  Schedule 3.4 contains true and complete copies of the following: (a) the audited balance sheets and related audited statements of income, stockholders’ equity, and cash flows for the Company as of and for the fiscal years ended December 31, 2009, 2008 and 2007 (the “Financial Statements”), and (b) the Interim Financial Statements through March 31, 2010.  The Financial Statements, such Interim Financial Statements and, when prepared and delivered the Determination Date Balance Sheet, and any additional Interim Financial Statements required to be delivered hereunder will have been prepared from, and are or will, as the case may be, in accordance with and accurately reflect, in all material respects, the books and records of the Company.  The Financial Statements, and the Interim Financial Statements delivered herewith and, when prepared and delivered, the Determination Date Balance Sheet, and any additional Interim Financial Statements required to be delivered hereunder will have been prepared in accordance with GAAP (subject, in the case of the Interim Financial Statements, and the Determination Date Balance Sheet, to normally recurring year-end audit adjustments, the absence of footnotes and the last sentence of this Section 3.4) for the periods presented.  The Financial Statements and the Interim Financial Statements delivered herewith fairly present and, when prepared and delivered, the Determination Date Balance Sheet and any additional Interim Financial Statements required to be delivered hereunder will fairly present in all material respects, the financial position and, if applicable, the results of operations and cash flows of the Company as of the times and for the periods referred to therein.  The Determination Date Balance Sheet when delivered, shall contain an adequate accrual for Code Subpart F Income Taxes regardless of whether required by GAAP.

3.5           Governing Documents; Books and Records.  A true, correct and complete copy of (a) the Governing Documents of the Company, (b) the stock ledgers and stock transfer records of the Company and (c) copies of all minutes of the stockholders and board of directors and all committees thereof (or equivalent) of the Company occurring since March 3, 2008 have heretofore been made available to the Purchaser or its counsel in the Electronic Data  Room (subject to the redaction of information relating to the sale of the Company hereunder or any similar alternative transactions).  Such Governing Documents, summary of stock transactions and minutes of the Company are complete, true and correct in all material respects, and have been maintained in accordance with all applicable Laws.  Except as set forth on Schedule 3.5, to the Knowledge of the Company, the auditors of the Company have not found any deficiency or material weakness in the Company’s internal controls under applicable auditing standards.

3.6           Absence of Undisclosed Liabilities.  The Company does not have any material direct or indirect Indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility of a nature that would be required to be reflected on a balance sheet prepared in accordance with GAAP (“Liabilities”), other than those Liabilities (a) which are not material in the aggregate, (b) which are set forth or adequately provided for in the Financial Statements or the Interim Financial Statements delivered herewith, (c) have been incurred since the Balance Sheet Date in the Ordinary Course of Business or (d) are set forth on Schedule 3.6.

3.7           Compliance with Law; Governmental Authorizations.  (a) The Company has complied in all material respects with, is  not in violation of, and has  not received notices of violation with respect to any Law which, individually or in the aggregate with each such other violation, noncompliance, notification or underlying matters in respect thereof, could reasonably be expected to result in a material Liability to the Company.  The Company has previously made available to the Purchaser or its counsel the Electronic Data Room true and correct copies of all reports of material inspections received by it with respect to each of the businesses and properties of the Company under applicable Laws which occurred since March 3, 2008, and resulted in, or would result in, Losses to the Company equal to or exceeding an aggregate amount of $50,000.00.  To the Knowledge of the Company, no investigation, inspection, audit, or other proceeding by any Governmental Authority involving an allegation of violation of any applicable Law is threatened or contemplated.

(b)           Except as set forth on Schedule 3.7(b), the Company has obtained all licenses, permits, certificates, consents and approvals from Governmental Authorities (the “Licenses”) that are necessary for the business and operations of the Company as presently conducted.  All material Licenses of the Company are in full force and effect, and no written notice of any pending violation, removal, revocation or non-renewal has been received by the Company in respect of any such material Licenses.  The Company does not have any Knowledge that any material License of the Company will not be renewed in the ordinary course or will be revoked, terminated, suspended or impaired nor does the Company have Knowledge of any circumstances that would result in the same.  The consummation of the transactions contemplated hereunder and the operation of the business of the Company by the Surviving Company in the manner in which the Company currently operates will not require or result in the transfer of any License that may not be transferred without the consent or approval of any Governmental Authority or other Person.

3.8           No Conflicts; Change of Control.  (a) the execution, delivery and performance by the Company and the Stockholders of this Agreement and the Company Ancillary Agreements and Stockholders Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not (i) violate any provision of the Governing Documents of the Company or the Stockholders, (ii) with the exception of the Wells Fargo Loan, violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in, or provide the basis for, the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any Indebtedness or obligation pursuant to, or result in the creation or imposition of any Lien upon any material property or assets of the Company or the Stockholders under any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their properties or assets are bound, or (iii) violate any Law or Order of any Governmental Authority applicable to the Company or the Stockholders in any material respect, or require the consent, approval or action of, filing with or notice to any Governmental Authority or except as set forth on Schedule 3.8(a),  any other Person in order for the Company or the Stockholders, to consummate the transactions contemplated by this Agreement or any of the Company Ancillary Agreements or Stockholders Ancillary Agreements.

(b)           Except as set forth on Schedule 3.8(b), the transactions contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to a party pursuant to, permit a party to terminate or accelerate vesting, repayment or repurchase rights, or create any other material detriment under the terms, conditions or provisions of, any Material Contract.

3.9           Contracts.  (a)  Set forth on Schedule 3.9(a) is a list each of the following Contracts to which the Company is a party or is otherwise bound:

(i)           each Contract or series of related Contracts that in the aggregate (A) involves a commitment or potential commitment for expenditure or other obligation or potential obligation, or which provides for the receipt (other than sale or purchase orders for goods and materials) by the Company of an amount or value in excess of $100,000.00, other than any Terminable Contracts entered into in the Ordinary Course of Business; or (B) that is executory in whole or in part, was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Company in excess of $25,000.00 in respect of an individual Contract or $100,000.00 in the aggregate;

(ii)           each real property lease, sublease, rental or occupancy Contract, license, installment Contract, conditional sale Contract or other Contract with material outstanding obligations or liability, contingent or otherwise, to which the Company is a party or is otherwise bound relating to the sale, purchase, ownership, title, lease, use or occupancy of real property or material personal property other than Contracts described in Section 3.9(a)(i) or Contracts entered into in the Ordinary Course of Business for services, repair, construction or maintenance with payment obligations of less than $50,000.00 per Contract;

(iii)          each collective bargaining Contract and any other material Contract to or with any labor union, trade union or other employee representative, body or organization of a group of employees of the Company;

(iv)          each joint venture, partnership or similar Contract involving a sharing of profits, losses, costs or Liabilities by the Company with any other Person;

(v)           each Contract containing outstanding covenant or other obligations that in any way restricts the business activity of the Company or limits the freedom of the Company to engage in any line of business or to compete with any Person;

(vi)          each Contract (A) relating to any Company providing for commission, compensation, royalty or other payments to or by any Person based on sales, purchases or profits (other than direct payments for goods), other than Terminable Contracts entered into in the Ordinary Course of Business, or (B) that is a sales, distribution, supply or franchise Contract that is not a Terminable Contract and provides for compensation at an amount or rate which is higher than is customary or usual in the applicable business of the Company;

(vii)         each power of attorney that is currently effective and outstanding granted by and relating to the Company (other than powers of attorney delivered in the Ordinary Course of Business to (A) customs brokers and similar Persons involved in the transport of Company or Company Subsidiary goods, (B) the Company’s auditors, accountants and fiscal agents with respect to Tax matters and (C) the attorneys for the Company in connection with the prosecution of Intellectual Property rights);

(viii)        each written warranty, guaranty, and/or other similar undertaking with respect to either Products or contractual performance extended by the Company, other than those which are otherwise set forth in the Material Contracts;

(ix)          each written or oral Contract with any key employee, consultant, director or officer of the Company, including any employment or compensation agreements, other than at will oral employment Contracts that are Terminable Contracts;

(x)           each Contract (A) relating to Indebtedness of the Company for borrowed money, (B) relating to security given in respect of, or the guaranty by the Company of, any Indebtedness of the Company for borrowed money or any other liability or obligation of such Person, (C) imposing a Lien, other than Permitted Liens, on any asset of the Company or (D) relating to any loans or advances to, or investment in, or guaranty, financial support, or security given in respect of, Indebtedness or any other liability or obligation of any Person;

(xi)          each Contract related to Company Intellectual Property, including License Agreements, other than (a) “click-through” Contracts for off-the-shelf Software entered into in the Ordinary Course of Business or (b) standard dealer agreements substantively in the form(s) previously made available to Purchaser in the Electronic Data Room granting a right to use the Company Trademarks;

(xii)         each other Contract which the termination of, or expiration without renewal of would be materially adverse to the Company.

(b)           The Company has performed all of the material obligations required to be performed by it and is entitled to all material benefits under, and is not in default in respect of, any Material Contract to which it is a party or by which it or any of its undertaking, assets or properties is bound.  The Company has not received written notice or, to the Company’s Knowledge, oral notice, of a breach or default which remains uncured or a pending or threatened cancellation, revocation or termination of any Material Contract and, to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or by any other Person.

(c)           Each Material Contract is in full force and effect and constitutes a valid and binding obligation of the Company and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, except as such enforcement may be limited by the effect of bankruptcy, insolvency, reorganization, or other similar Laws affecting or relating to the rights of creditors generally or by general principles of equity.

(d)           None of the Material Contracts was entered into other than in the Ordinary Course of Business of the Company.

(e)           Except as set forth on Schedule 3.9(e), the Company has made available to the Purchaser in the Electronic Data Room complete, true and correct copies of all of the Material Contracts.  Such agreements set forth on Schedule 3.9(e) are not, individually or in the aggregate, material to the Company.

3.10         Litigation; Disputes.  (a)  Except as set forth on Schedule 3.10(a), other than Litigations that both (i) are solely for monetary damages against the Company and (ii) under which the maximum Liability to the Company is not greater than 50,000.00, there are no Litigations or governmental investigations pending or, to the Knowledge of the Company threatened, against the Company, or, in connection with the activities of the Company, any directors, officers, employees or agents thereof, before or by any Governmental Authority, or which questions or challenges the validity of this Agreement or any Company Ancillary Agreement or any Stockholders Ancillary Agreement  or any action taken or to be taken by the Company or any Company Ancillary Agreement or any Stockholders Ancillary Agreement  or in connection herewith or therewith.  There are no pending or, to the Knowledge of the Company, threatened claims against the Company in favor of directors, officers, employees or agents of the Company.

(b)           The Company is not, nor has it ever been, party to any Litigation that has resulted in or will result in a Material Adverse Effect.

3.11        Taxes.  (a)  Except as set forth on Schedule 3.11(a):

(i)           All Returns required to be filed by or on behalf of the Company through the date hereof have been filed, or requests for extensions have been timely filed, and any such extensions have been granted and have not expired; and all such Returns required to be filed by or on behalf of the Company on or before the Closing Date will be timely filed and all Taxes will be fully paid by that date or provided for by reasonable reserves in accordance with GAAP, whether or not any such Taxes were reported or reflected in any Returns.  Each such Return was, and in the case of Returns that will be filed after the date hereof and before the Closing Date, will be, complete, true and correct in all material respects.

(ii)           All material Taxes with respect to taxable periods covered by such Returns and all other material Taxes required to be paid by the Company for the periods covered by such Returns, except in the case of Taxes for which Returns are not required to be filed, or with respect to which the Company has received written notice from a Taxing Authority asserting potential liability, have been paid in full and the Determination Date Balance Sheet reflects a reasonable reserve in accordance with GAAP for all Taxes payable by the Company for all taxable periods and portions thereof through the Closing Date.

(iii)          Since March 3, 2008, no Return of the Company is or has been under audit or examination by any Taxing Authority, and no written or oral notice of such an audit or examination has been received by the Company.  Each material dispute or claim resulting from any audit or examination relating to Taxes by any Taxing Authority has been finally resolved and any amounts due as a result thereof have been paid.  No material issues relating to Taxes were raised by the relevant Taxing Authority during any presently pending audit or examination, if any, and no material issues relating to Taxes were raised by the relevant Taxing Authority in any completed audit or examination that could reasonably be expected to recur in a later taxable period.   The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency since March 3, 2008.  No claim has been made, nor to the Knowledge of the Company, is any claim pending, by a Taxing Authority in any jurisdiction where the Company does not file alleging that the Company is or may be subject to Taxes in that jurisdiction.

(iv)          No Liabilities for Liens for Taxes exist with respect to any of the assets or properties of the Company, except for statutory liens for Taxes not yet due or payable or Taxes that are being contested in good faith and for which a reasonable reserve in accordance with GAAP has been established on the Determination Date Balance Sheet.

(v)           The Company is not a party to or bound by any tax sharing agreement, tax indemnity obligation or similar Contract, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(vi)          The Company is not required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period ending on or before the Closing Date but was not recognized in any prior taxable period as a result of the installment method of accounting, the long term contract method of accounting, or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(vii)         No person has made with respect to the Company or any property held by the Company, any consent under Section 341 of the Code.

(viii)        There is no Contract or other document, agreement, formal or informal arrangement extending, or having the effect of extending, the period of assessment or collection of any Taxes of the Company and no power of attorney with respect to any such Taxes has been executed or filed with any Taxing Authority by or on behalf of the Company.

(ix)           The Company has within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Authorities all material Taxes required to be so withheld and paid over under applicable Laws and all records as required by the applicable Laws have been maintained in respect of all such payments and withholdings.

(x)           The Company has not in any tax year participated in or cooperated with an international boycott (within the meaning of Section 999(b)(3) of the Code).

(xi)           The Company has prior to the date hereof made available to Purchaser in the Electronic Data Room (i) complete, true and correct copies of all material Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete, true and correct copies of all private letter rulings issued in respect of Taxes of the Company, and (iii) complete, true and correct copies of all material (and currently effective, unresolved or pending, as the case may be) notices of proposed deficiencies.

(xii)          Schedule 3.11(a)(xii) lists (A) each jurisdiction in which the Company joins or has joined for any taxable period ending after March 3, 2008 in the filing of any consolidated, combined or unitary Return, and (B) the common parent corporation and the other individual members of the consolidated, combined or unitary group filing such Return.

(xiii)        Schedule 3.11(a)(xiii) lists each state, county, local, municipal or foreign jurisdiction in which the Company, is required to file or has been required to file a Return relating to state and local income, franchise, net worth and sales and use Taxes or is or has been liable for any Taxes on a “nexus” basis at any time for taxable periods ending after March 3, 2008.

(xiv)        The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax free treatment under Section 355 of the Code (A) within the two year period ending on the date of this Agreement or (B) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(xv)         The Company is not a United States real property holding corporation within the meaning of Section 897 of the Code.

(xvi)        The Company has not ever (A) made an election under Section 1362 of the Code to be treated as an S corporation for Federal income tax purposes or made a similar election under any comparable provision of any state, local or foreign Tax Law or (B) been a member of a tax group that has filed an election under Treasury Regulation Section 1.1502-75(c) or any similar provision of national, foreign, state or local law with respect to the Company.

(xvii)       The Company does not have any application pending with any Taxing Authority requesting permission for any changes in accounting methods.

(xviii)      Since March 3, 2008, the Company has not made any material payments, are not obligated to make any material payments, and have not become a party to any Contract, including this Agreement, that under certain circumstances could obligate it to make material payments, that are not or will not be, as the case may be, deductible under Section 280G or 162(m) of the Code.

(xix)         To the Knowledge of the Company, the Company has not reported on its income tax returns, or taken any positions therein that could give rise to, a substantial understatement of federal or other income tax within the meaning of Section 6662 of the Code or penalties under any similar statute.

(xx)          Since March 3, 2008, the Company has not (A) at any time engaged in or entered into a “listed transaction” within the meaning of Treasury Reg. §§1.6011-4(b)(2), 301.6111-2(b)(2) or 302.6112-1(b)(2), or (B) filed IRS Form 8275 or 8275-R or any predecessor or successor thereof or analogous or similar Tax Return under state, local or foreign law.

(xxi)         The Company has not engaged in any “intercompany transaction” in respect of which income or gain that is material in the aggregate (disregarding any losses arising from any such intercompany transaction) continues to be deferred pursuant to Treasury Reg. § 1.1502-13 or any predecessor or successor thereof or analogous or similar provision under state, local or foreign law.

(xxii)        Neither the Company nor the Stockholders  has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(xxiii)       The Company operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Reg.1.368-1(d).

(xxiv)      Subsequent to [the date Purchaser Parent and Company initiated merger discussions], no Stockholder had a portion of such Stockholder’s Company interest redeemed by Company, or received a distribution with respect to its Company interest, and no corporation related to Company within the meaning of Reg. 1.368-1(e)(4)(i)(B) acquired any stock of Company held by such Stockholder, where such disposition or acquisition would reduce the aggregate fair market value of Purchaser Parent stock received by such Stockholder (with such fair market value measured as of the Closing Date) to an amount less than 50% of the fair market value of the Company stock held by such Stockholder immediately before any of such distribution, disposition, or acquisition.

3.12        Absence of Certain Changes or Events.  (a)  Except as set forth on Schedule 3.12(a), since the Balance Sheet Date, the Company has conducted its business in the Ordinary Course of Business in all material respects.  Without limiting the generality of the foregoing, except as set forth on Schedule 3.12(a), since the Balance Sheet Date, the Company has not:

(i)            split, combined, classified, re-classified, varied the rights attaching to, or taken similar action with respect to any of its issued or authorized capital stock or other Equity Interests or proposed the issuance of any other securities in respect of, in lieu of or in substitution for its authorized or issued capital stock or other Equity Interests; granted any Rights to purchase its securities; issued any Equity Interests; granted any registration rights; purchased, redeemed, retired, or otherwise acquired any Equity Interests; or adopted a plan of complete or partial liquidation or passed any resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or declared or paid any dividend or other distribution or payment in respect of its Equity Interests other than dividends or other distributions from a Subsidiary to the Company;

(ii)           amended its Governing Documents;

(iii)          paid or increased any bonuses, salaries, severance, termination payments or other compensation to any director, officer, employee, consultant or contractor (other than in the Ordinary Course of Business) or to be paid as a Company Transaction Expense;

(iv)          (A) adopted or terminated or (B) in any material respect, amended or increased the payments to or benefits under, any Benefit Plan for or with any employees of the Company;

(v)                 damaged, destroyed or lost any assets or properties of the Company, whether or not covered by insurance, where such damage, destruction or loss would result in Losses to the Company equal to or exceeding an aggregate amount of $50,000.00;

(vi)          except in the Ordinary Course of Business, materially amended, renewed, failed to renew, terminated (other than due to any scheduled expiration) or received written notice of termination (other than due to any scheduled expiration) with respect to any Material Contract or entered into any new Material Contract or, to the Knowledge of the Company, taken any action that jeopardizes the continuance of its material supplier or customer relationships;

(vii)         except in the Ordinary Course of Business, sold, leased, licensed or otherwise disposed of any asset or property material to the business of the Company (other than tangible personal property that has been damaged or rendered obsolete), or imposed a Lien upon any asset or property of the Company that is material to the business of the Company;

(viii)        (A) incurred or assumed any Indebtedness except for borrowings and issuance of letters of credit or bank guarantees under the Wells Fargo Bank Loan Documents, (B) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than endorsements of checks in the Ordinary Course of Business), or (C) made any loans, advances or capital contributions to, or investment in, any Person, other than employee travel and expense advances in the Ordinary Course of Business;

(ix)           paid, discharged or satisfied any Liabilities, other than the payment, discharge or satisfaction of Liabilities (A) in the Ordinary Course of Business or (B) that were reflected or reserved against in the Balance Sheet;

(x)           made any change in any method of accounting or accounting practices, policies or procedures;

(xi)           sold, disposed of or surrendered any material License or any portion thereof;

(xii)         accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(xiii)        delayed or accelerated payments of any accounts payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(xiv)        failed to replenish inventories and supplies of the Company in the Ordinary Course of Business, or entered into any purchase commitment not in the Ordinary Course of Business;

(xv)         made any acquisition of all or any significant part of the assets, capital stock, Equity Interests, properties, securities or business of any other Person;

(xvi)        entered into any collective bargaining Contract or any other Contract with any labor union or association representing any group of employees, or been subject to any strike, picket, work stoppage, work slowdown or labor dispute or been subject to any application for certification or union organizing drive;

(xvii)       made any capital expenditure or any other investment (or series of related investments), or entered into any Contract or commitment therefor, in excess of $50,000.00 in respect of any such individual investment or Contract or $200,000.00 in respect of any number of such investments or Contracts other than capital expenditures contained in the fiscal year 2010 capital budget for the Company that has been made available to Purchaser in the Electronic Data Room;

(xviii)      written down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable in excess of the Company’s reserves therefor that are set forth in the Financial Statements; or

(xix)         agreed, whether orally or in writing, to do any of the foregoing.

(b)           Since the Balance Sheet Date, (i) the Company has not received written notice of any event that has had or could reasonably be expected to have a Material Adverse Effect with respect to the Company and (ii) to the Knowledge of the Company, there has not been any event that has had, or could reasonably be expected to have, a Material Adverse Effect on the Company.

(c)           From the Determination Date through the date hereof, except as set forth on Schedule 3.12(c), the Company has been operated in compliance with, and has not taken any act contravening any provision of, clauses (a) – (n) of Section 6.1.

3.13        Employee Benefit Plans.  (a)  Except as set forth on Schedule 3.13(a), and except for customary payroll practices and policies, including overtime compensation, paid vacation, holiday and sick days, paid leaves of absence, travel and automobile allowances and expense reimbursements (all of which are either (i) set forth in the employee handbook set forth in the Electronic Data Room or (ii) if not in the such employee handbook, do not have a material impact on the Company), the Company does not sponsor, maintain or contribute to or have any obligation or liability (absolute, contingent or otherwise) with respect to, and none of the employees of the Company is covered by, any bonus, deferred compensation, incentive compensation, severance pay, pension, profit sharing, retirement, group or individual insurance, welfare benefit, stock appreciation right, stock purchase, stock option, employee stock ownership, employee assistance, or other fringe benefit plan, arrangement or practice, written or otherwise, or any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether formal, informal, funded or unfunded (collectively, the “Benefit Plans”).  In respect of any Benefit Plans set forth on Schedule 3.13(a), and except as described on Schedule 3.13(a), none of the Benefit Plans are, and the Company has not maintained or had an obligation to contribute to, or incurred any other obligation with respect to, (i) a plan subject to Section 412 of the Code or Title I, Subtitle B, Part 3 of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (a “Multiemployer Plan”), (iii) a “multiple employer plan,” as defined in ERISA or the Code, or (iv) a funded welfare benefit plan, as defined in Section 419 of the Code.  The Company does not have any Contract or commitment to create any additional Benefit Plan, or, except as may be required by Law or by the terms of such Plan or as may be contemplated by this Agreement or the Merger, to modify or change any existing Benefit Plan.  The Company does not have any ERISA Affiliates.

(b)           With respect to any and each Benefit Plan set forth on Schedule 3.13(a), the Company has made available to Purchaser the Electronic Data Room, true, correct and complete copies of (i) all documents which comprise the current version of each of such Benefit Plan, including any related trust agreements, insurance Contracts, or other funding or investment Contracts and any amendments thereto, and (ii) with respect to each Benefit Plan that is an “employee benefit plan,” as defined in Section 3(3) of ERISA, (i) the most recent Annual Report (Form 5500 Series) and accompanying schedules for each of the Benefit Plans for which such a report is required, (ii) the current summary plan description (and any summary of material modifications thereto), (iii) the most recently filed certified financial statements for each of the Benefit Plans for which such a statement is required or was prepared, and (iv) for each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, the most recent IRS determination letter issued with respect to such Benefit Plan.  Except as set forth on Schedule 3.13(b), since the date of such documents, there has not been any material change in the assets or Liabilities of any of the Benefit Plans or any change in their terms and operations which could reasonably be expected to affect or alter the Tax status or materially affect the cost of maintaining such Benefit Plan, and none of the Benefit Plans has been or will be amended prior to the Closing Date.

(c)           In respect of any Benefit Plans set forth on Schedule 3.13(a):

(i)            the Company is in material compliance with the material terms and conditions of each of its Benefit Plans currently maintained or maintained since March 3, 2008;

(ii)           each Benefit Plan (and each related trust, insurance Contract or fund) is in material compliance with the requirements of all applicable Laws, including, without limitation, ERISA, the Code and has been maintained and operated in material compliance with its terms and the requirements of all such Laws;

(iii)          each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is presently qualified and each such Benefit Plan has been determined by the IRS to be so qualified as evidenced by a determination letter of the IRS and no event has occurred since the issuance of such letter that could adversely affect such qualified status;

(iv)          all filings required by ERISA, the Code or other applicable Law as to each Benefit Plan have been timely filed, and all reports, notices and disclosures to participants and beneficiaries under each Benefit Plan required by either ERISA or the Code have been timely and appropriately distributed or otherwise provided;

(v)           no complete or partial termination or wind up of any Benefit Plan has occurred since March 3, 2008, or is expected to occur; and

(vi)          no condition or circumstance exists that would prevent the amendment or termination of any Benefit Plan, and the Company or any ERISA Affiliate may terminate or cease contributions to any Benefit Plan without incurring any material liability.

(d)           All group health plans covering employees of the Company have been operated in material compliance with the continuation coverage requirements of Section 4980B of the Code (and any predecessor provisions) and Part 6 of Title I of ERISA (“COBRA”).  Except as set forth on Schedule 3.13(d), the Company does not have any obligation to provide health benefits or other non pension benefits to retired or other former employees (or their beneficiaries), except as specifically required by COBRA.

(e)           In respect of any Benefit Plans set forth on Schedule 3.13(a):

(i)            full payment has been timely made of all amounts which the Company is required, under applicable Law or under any Benefit Plan or any Contract relating to any Benefit Plan to which the Company is a party, to have paid, including all contributions and premiums thereunder, as of the last day of the most recent fiscal year of such Benefit Plan ended prior to the date hereof;

(ii)           all contributions, premiums and payments paid or accrued with respect to any Benefit Plan have been fully deducted or will be deducted for income tax purposes (to the extent deductible) and no such deduction has been challenged or disallowed by any Governmental Authority, and, to the Knowledge of the Company, no event has occurred and no condition or circumstance has existed that could reasonably be expected to give rise to any such challenge or disallowance;

(iii)          no amount, or any asset, with respect to any Benefit Plan is subject to Tax as unrelated business taxable income under the Code; and

(iv)          adequate provisions have been made in the Company’s financial records and statements, in accordance with GAAP applied on a consistent basis and prior practices of the Company, for all obligations and Liabilities under all Benefit Plans that have accrued but have not been paid because they are not yet due under the terms of any Benefit Plan or related Contracts.

(f)            Neither the Company nor any other “disqualified person” or “party in interest” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan that could result in a material Liability nor have there been any fiduciary violations under ERISA, except as set forth in Schedule 3.13(f) or other event which would subject the Company (or any officer, director or employee thereof) to any material penalty or Tax under Sections 502 of ERISA or Chapter 43 of the Code.

(g)           In respect of any Benefit Plans set forth on Schedule 3.13(a), with respect to any Benefit Plan:  (i) no filing, application or, to the Knowledge of the Company, other matter is pending with the IRS, the PBGC, the United States Department of Labor or any other Governmental Authority, and (ii) there is no action, suit or claim pending nor, to the Knowledge of the Company, threatened, other than routine claims for benefits.

(h)           Neither the execution and delivery of this Agreement nor the consummation of any or all of the transactions contemplated thereby will: (i) entitle any current or former employee of the Company to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee.

3.14         Intellectual Property.   (a) Except as set forth on Schedule 3.14(a), to the Company’s Knowledge the Company owns or has the right to use all Intellectual Property necessary to carry out the business of the Company as presently conducted (such Intellectual Property, together with the Company Owned Intellectual Property and the Licensed Intellectual Property, the “Company Intellectual Property”).

(b)           Set forth on Schedule 3.14(b) is a complete and accurate list (showing in each case, the registered owner, title, mark or name, applicable jurisdiction, application number or registration number and date of application or expiration, if any) of all United States, foreign and state: (i) Patents; (ii) Trademark registrations and applications; (iii) Internet domain names; and (iv) copyright registrations and applications owned by the Company (the “Company Owned Intellectual Property”).

(c)           Set forth on Schedule 3.14(c) is a complete and accurate list of (i) each Contract that is in effect pursuant to which the Company uses the Intellectual Property of another Person in any manner that is material to the conduct of the business of the Company (the “Company Licensed Intellectual Property”) and (ii) each Contract that is in effect pursuant to which the Company grants to another Person the right to use a Patent, Trade Secret, or Trademark owned by the Company, other than standard dealer agreements granting a right to use the Company’s Trademarks (the “Third Party Licensed Intellectual Property”, and collectively with the Company Licensed Intellectual Property,  the “Licensed Intellectual Property”); all Contracts set forth on, or required to be set forth on, Schedule 3.14 pursuant to this Section 3.14(c), are herein referred to as the “License Agreements”).

(d)           Except as set forth on Schedule 3.14(d), the Company Owned Intellectual Property is solely and exclusively owned by the Company, free and clear of all Liens.  Except as set forth on Schedule 3.14(d), to the Company’s Knowledge none of the Company-owned Patents or Trademark registrations and applications set forth on Schedule 3.14(b), except as set forth on Schedule 3.14(b) have been cancelled, expired, or abandoned and all mandatory fees required for the maintenance of such rights have been paid on time.  Except as set forth on Schedule 3.14(d), the Company has not received any written, or, to the Knowledge of the Company, oral notification of any pending or threatened opposition, interference, re-examination or cancellation proceeding before any court or registration authority in any jurisdiction against any of the Company Owned Patents or the Trademarks.

(e)           To the Company’s Knowledge there are no settlements, injunctions, forbearances to sue, consents, consents to use, judgments, or orders or similar obligations to which the Company is a party which (i) restrict the rights of the Company to use any Intellectual Property necessary to carry out the business of the Company, or (ii) permit third parties to use any Intellectual Property which would otherwise infringe any of the Company Owned Intellectual Property.  No royalties, honoraria or other fees are payable by the Company for the use of or right to use any Company Intellectual Property in connection with their respective businesses as currently conducted, except pursuant to the License Agreements.

(f)            Except as set forth on Schedule 3.14(f), to the Knowledge of the Company, the conduct of the business of the Company, as currently conducted (“currently conducted” to include for purposes of this Section 3.14(f) the making, using, selling and/or offering to sell in the future Products currently in development but not yet on sale), does not infringe, dilute or misappropriate the Intellectual Property rights of any Person.  Except as set forth on Schedule 3.14(f), the Company has not received written notice that the conduct of the business of the Company, as currently conducted, infringes, dilutes, misappropriates or constitutes the unauthorized use of any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe) or is defamatory or violative in any way of any publicity, privacy, or other rights, except to the extent that such infringement, defamation or violation could not reasonably be expected to result in a material claim against the Company, or challenges the ownership, use, validity or enforceability of any Company Intellectual Property.

(g)           To the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or otherwise violating any Company Intellectual Property in a way that would have a Material Adverse Effect, and no such claims are pending against a third party by the Company or any Company Subsidiary.

(h)           All Company Intellectual Property was  either (i) developed by an employee of the Company within the scope of employment of the employee and pursuant to an invention assignment or subject to the work for hire doctrine,  (ii) developed by a third party under a work for hire and/or assignment agreement, or (iii) developed by a third party and transferred and assigned to either the Company under a transfer and assignment agreement. After the deliveries provided for in this Agreement have occurred, neither the Stockholders nor any current or former officer, director or employee of the Company (or any family member thereof) will retain any rights of ownership or use with respect to the Company Intellectual Property.

(i)           The Company owns or has the right to use all Software material to its respective business.  No unlicensed copies of any mass market software that is available in consumer retail stores or otherwise commercially available and subject to “shrink wrap” or “click through” license agreements have been installed or maintained on any Company’s computers or computer systems by, or at the direction or with the express permission of a manager, division head or similarly credentialed agent of, the Company, and no such unlicensed copies used for the business of the Company are installed on the computers of the Company.

(j)           The Company takes commercially reasonable measures to protect the confidentiality of its respective material Trade Secrets.  To the Knowledge of the Company, no material Trade Secret of the Company has been improperly disclosed or has been misappropriated by another Person.

3.15        Title to and Condition of Properties; Liens.   Except as set forth on Schedule 3.15, the Company, has good, valid and marketable title to, (or in the case of leased or licensed property, has a valid leasehold or license interest in and to) each material item of plant, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and any other tangible and intangible personal property that the Company includes on its books and records or otherwise purports to own, lease or license, as applicable, free and clear of all Liens whatsoever except Permitted Liens.  The rights, properties and other assets presently owned, leased or licensed by the Company include all such material rights, properties and other assets necessary to permit the Company to conduct its business in all material respects in the same manner as such businesses are presently conducted.  Other than leased or licensed assets, or other assets for which the Company has a valid right to use, and except as set forth on Schedule 3.15, there are no material assets owned by any third party which are used in the operation or conduct of the business of the Company.  To the Knowledge of the Company, the material tangible property owned by the Company, or used by the Company in the operation of its business, does not require replacement, repair or maintenance that in the aggregate is in excess of the amounts set forth in the fiscal year 2010 capital budget for the Company that has been made available to Purchaser in the Electronic Data Room.

3.16        Real Property.  (a)  Schedule 3.16(a) sets forth a complete list of all real property owned by the Company (individually, an “Owned Property”). All of the Real Property is used in the conduct of the business of the Company. Schedule 3.16(a) also sets forth a complete list of all real property leased, occupied or subleased (as lessee or sublessee) by the Company (individually, a “Leased Property” and, together with the Owned Property, the “Real Property”), and identifies all of the lease and sublease agreements, as amended to date relating to the Leased Property (the “Leases”). In the event that any of the Leases is a sublease, the Company, as sublessee or sublessor, as the case may be, has obtained the required consent of the prime landlord to such sublease, and (i) such prime lease is in full force and effect, (ii) there are no outstanding uncured notices of default or termination, and (iii) no right of the Company in any such sublease conflicts with such prime lease. To the Knowledge of the Company, there are no subleases, licenses or other Contracts granting to any Person other than the Company any right to the possession, use, occupancy or enjoyment of the premises demised by the Leases.

(b)           The Company has good and marketable fee simple title to all Owned Property and good and valid title to the leasehold estates in all Leased Property and to all buildings, and improvements thereon, free and clear of any Liens, except for Permitted Liens.  The Company enjoys peaceful and undisturbed possession of the Real Property.  No Person other than the Company has any right to use or occupy any part of the Real Property.  The Real Property is the only land and buildings owned, used or occupied by the Company and the Company does not have any right of ownership, right to use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate, or interest in, or affecting, any land or buildings other than the Real Property.

(c)            To the Knowledge of the Company, there are no defects in the condition of the improvements on the Real Property that have a material effect on the business of the Company.

(d)           The Company has obtained all material permits, licenses, franchises, approvals and authorizations (collectively, the “Real Property Permits”) which the Company is required to obtain from all Governmental Authorities having jurisdiction over any of the premises comprising Real Property and all such Real Property Permits are in full force and effect.  Since March 3, 2008, the Company has not received any notice from any Governmental Authority having jurisdiction over any premises comprising Real Property threatening a suspension, revocation, modification or cancellation of any material Real Property Permit, and to the Knowledge of the Company, there exists no violation of a material Real Property Permit.

(e)           The Company has not received any written notice of, and to the Knowledge of the Company, any oral notice, of any currently pending or threatened condemnation or eminent domain proceeding with respect to or affecting any of the premises comprising Real Property or any part thereof and, to the Knowledge of the Company, no such condemnations or proceedings have been proposed.

(f)           Neither the Company nor any Person that is or has at any time been a Subsidiary of the Company has given any guaranty or indemnity for any liability relating to any real property owned, leased or used by any Person.

(g)           There are no underground or above ground storage tanks, active or abandoned on the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property.

3.17        Accounts Receivable; Inventory.  (a)  Schedule 3.17(a) contains a list of the aged trade accounts receivable of the Company as of March 31, 2010 (the “Receivables”).  Such Receivables arose in the Ordinary Course of Business for goods sold and delivered or services rendered by the Company and constitute valid obligations owed to the Company, and are, to the Knowledge of the Company, likely to be collected in the Ordinary Course of Business consistent with the past practices of the Company, subject to customary reserves.  Since the Balance Sheet Date, the Company has not received any notice from or on behalf of any account debtor asserting any defense to payment, counterclaim or right of setoff with respect to any accounts receivable of the Company in excess of amounts reserved on the Financial Statements in respect of the applicable period(s).  All Receivables are recorded and booked on the books and records of the Company in accordance with GAAP.

(b)           All of the inventories of raw materials, work in process and finished goods of the Company consist of a quality and quantity usable and salable in the Ordinary Course of Business, except for items of obsolete materials and materials of below-standard quality, all of which items (i) have been written off or written down on the books and records of the Company to fair market value or (ii) have a reserve established for them on the books and records of the Company in an amount not less than required in accordance with GAAP.

3.18         Related Parties. Neither the Company, nor, any current (since March 3, 2008) director or officer of the Company, nor, to the Knowledge of the Company, any of the Stockholders or any family member of any of the Stockholders, (individually a “Related Party” and collectively the “Related Parties”), nor any Affiliate of the Company, or, to the Knowledge of the Company, any Affiliate of any Stockholder: (a) owns, directly or indirectly, any interest in any Person which is (i) a competitor of the Company, (ii) a supplier of the Company, or (iii) a customer that resells Products of the Company (except as an owner of one percent (1%) or less of the stock of any company listed on a national securities exchange or traded in the over-the-counter market); (b) owns, directly or indirectly, in whole or in part, any material property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the intangible property) which is utilized in the operation of the business of the Company; (c) has an interest in or is, directly or indirectly, a party to any Material Contract pertaining or relating to the Company, except for employment, consulting or other personal service Contracts that may be in effect and which are set forth on Schedule 3.9(a); or (d) to the Knowledge of the Company, has any cause of action or other claim whatsoever against, or owes any amount to, the Company.

3.19         Environmental Matters. (a)  The Company has obtained and complies with all licenses, permits, authorizations, approvals and consents from Governmental Authorities which are required in respect of its current business, operations, assets or properties under any applicable Environmental Law (collectively, the “Environmental Permits”).  The Company is in compliance in all material respects with the terms and conditions of all Environmental Law.  Without limiting the generality of the foregoing, to the Knowledge of the Company, no facts, conditions relating to the past or present properties, facilities or operations of the Company prevent, hinder or limit continued compliance with such Environmental Permits and Environmental Law.  The Company has made available to Purchaser in the Electronic Data Room files containing all of the Environmental Permits and other authorizations of the Company.

(b)           No Order, complaint or Environmental Claim has been received by the Company; the Company has not received notice of any material penalty, damages or other costs being assessed or awarded against the Company; and no settlement or Contract has been entered into by the Company; and, to the Knowledge of the Company, no investigation or review has been done by or at the request or direction of a Governmental Authority with respect to the Company or any of its properties (collectively, “Environmental Enforcement Liability”), nor to the Knowledge of the Company, are any pending or threatened by any Person with respect to any alleged continuing and/or uncorrected failure by the Company to comply with any applicable Environmental Law, including without limitation any alleged continuing and/or uncorrected failure to have and comply with any required Environmental Permit, or with respect to any treatment, storage, recycling, transportation, disposal or unremediated Release of any Hazardous Material and the Company is not in possession of any written materials indicating, any facts or circumstances which could reasonably be expected to form the basis for any such Environmental Enforcement Liability.

(c)           (i) The Company has not handled any Hazardous Material in violation of Environmental Law (in such a manner as could be likely to result in a material liability of the Company) on any property now or previously owned, operated or leased by the Company or any Company Subsidiary; (ii) to the Knowledge of the Company, no activities have been conducted in violation of Environmental Law on any property owned, operated or leased by the Company, and  (iii) without limiting the foregoing, to the Knowledge of the Company (A) no polychlorinated biphenyls are or have been Released, transported, disposed of or stored in violation of Environmental Law or in a manner which could reasonably be expected to result in material liability of the Company, (B) no asbestos is or has been present, (C) there are no underground or above ground storage tanks, active or abandoned which are in violation of Environmental Law or which have been maintained in a manner which could reasonably be expected to result in material liability to the Company, (D) no Hazardous Material has been Released in a quantity reportable under, or in violation of, or which could reasonably be expected to result in material liability pursuant to, any Environmental Law, at, on, under or from any property now or previously owned, operated or leased by the Company.

(d)           The Company has not received written notice that the Company has transported or arranged for the transportation of any Hazardous Material to a location which is the subject of any Environmental Enforcement Liability, action, suit, arbitration or proceeding that could reasonably be expected to lead to any Environmental Claim(s) that would result in a material liability to the Company, and the Company has not transported or arranged for the transportation of any Hazardous Material to any such location.

(e)           No written or, to the Knowledge of the Company, oral notification of a Release of a Hazardous Material has been filed by or on behalf of the Company and no property now or previously owned, operated or leased by the Company is listed or, to the Knowledge of the Company, proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder (“CERCLA”) or on any similar state list of sites requiring investigation or clean up.

(f)           There are no Liens arising under or pursuant to any Environmental Law on any Real Property owned, operated or leased by the Company, other than any such Liens on Real Property not individually or in the aggregate material to the Company, and the Company has not received any written notice or, to the Knowledge of the Company oral notice, of any action that is in process or has been taken by any Governmental Authority which would subject any of such properties to such Liens, and the Company has not been or, to the Knowledge of the Company is expected to be, required to place any notice or restriction relating to the presence of Hazardous Material at any such property owned by it in any deed to such property.

(g)           Since March 3, 2008, there have been no material environmental investigations, studies, audits, tests, reviews or other analyses or reports thereof which were conducted by, or which are in the possession of, the Company for any property or facility now or previously owned, operated or leased by the Company which have not been made available to Purchaser in the Electronic Data Room.

3.20         Labor Matters. (a)  There is no labor strike, sympathy strike, dispute, corporate campaign, slowdown, sit-down, stay-in, sick-out, walk-out, work stoppage or lockout, retarding of work, boycott or similar labor difficulty or other interference against or affecting the Company (all of the foregoing referred to as “Work Interference”) and, to the Knowledge of the Company, no Work Interference is threatened.  Since March 3, 2008, no Work Interference has occurred or, to the Knowledge of the Company, was threatened.

(b)           The Company is not a party to or bound by any work rules, work practices or collective bargaining or similar Contract with any labor organization, trade union or employee association applicable to employees of the Company.

(c)           No labor union (or any equivalent body) has been certified by a state labor relations board, the National Labor Relations Board or any similar foreign Governmental Authority in connection with acting as a bargaining agent for any of the employees of the Company; no notice has been received by the Company from any labor organization stating that it has been designated as the bargaining agent for any of said employees; and, to the Knowledge of the Company, no petition or application for certification has been filed by any labor union (or any equivalent body) requesting an election to determine whether or not it is the exclusive bargaining agent for any of said employees and, to the Knowledge of the Company, there have been no union organizing activities among the employees of the Company since March 3, 2008, nor does any question concerning representation exist concerning such employees.

(d)           The Company has not received notice that an unfair labor practice charge or complaint against the Company is pending before the National Labor Relations Board or any similar state or foreign agency, nor, to the Knowledge of the Company, has such a charge or complaint been threatened.

(e)           A true and complete copy of the employee handbook of the Company has been made available to Purchaser in the Electronic Data Room, and such employee handbooks contain each material written personnel policy, rule and procedure generally applicable to the employees of the Company.

(f)           The Company is in compliance, in all material respects, with all applicable Laws respecting employment and employment practices, terms and conditions of employment, reductions in force, workers’ compensation, workers’ disability, overtime compensation, wages, pay equity, hours of work and occupational safety and health, privacy, and, to the Knowledge of the Company, is not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other applicable Laws.

(g)           No charge with respect to or relating to the Company is pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of discriminatory or other unlawful employment practices.

(h)           Since March 3, 2008, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act or any comparable provision of applicable state Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act or any comparable provision of applicable state Law) affecting any site of employment or facility of the Company, (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign “plant closing” Law or regulation and (iv) none of the Company’s employees has suffered an “employment loss”(as defined in the WARN Act or any comparable provision of applicable state Law) during the six month period prior to the date hereof.

3.21         Officers and Employees. Purchaser has been provided with a true and complete list of the names, titles and current salaries of all full-time and part-time employees and consultants of the Company, as of the date hereof.  Except as set forth on Schedule 3.21, there is no employment Contract, employee benefit or incentive compensation plan or program, severance policy or program or any other plan or program to which the Company is a party (a) that is or could, pursuant to its terms, be triggered or accelerated by reason of or in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement except Company Transaction Expenses or (b) which contains “change in control” provisions pursuant to which the payment, vesting or funding of compensation or benefits would be triggered or accelerated by reason of or in connection with the execution of or consummation of the transactions contemplated by this Agreement.

3.22         Brokers and Finders. Other than Persons that will be paid in full at or prior to the Closing by the Company or the Stockholders, no broker, finder, agent, investment banker, financial advisor or similar intermediary has acted on the Company’s or Stockholders’ behalf in connection with this Agreement or the Company Ancillary Agreements  or the Stockholders Ancillary Agreements  or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any Contract with the Company or any action taken by the Company.

3.23         Banking Relationships. Schedule 3.23 sets forth the names and locations of all banking, lock box accounts, and safe deposit boxes of the Company.

3.24         Customers and Suppliers.  Except as set forth on Schedule 3.24, there are no pending material disputes or controversies between the Company and any of the Significant Customers and Suppliers and, to the Knowledge of the Company, none of the Significant Customers and Suppliers (i) has or is contemplating terminating or materially diminishing its business or relationship with the Company with which it does business or (ii) has experienced any material work stoppage or other material adverse circumstances or conditions that could reasonably be expected to jeopardize or materially adversely affect the future relationships of the Company with such Person.

3.25         Products; Product Liability.  There are not presently pending, or, to the Knowledge of the Company, threatened, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged Defect or any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product manufactured, distributed or sold by or on behalf of the Company.  Since March 3, 2008, the Company has not sent or received any correspondence to or from any Governmental Authority with respect to a contemplated or ongoing actual recall, withdrawal, or suspension from the market of any Product.  Except as set forth on Schedule 3.25, to the Knowledge of the Company, there are no Defects with respect to any Product sold or otherwise distributed by the Company that may rise to a material Liability and all finished goods inventory held by the Company is free of any material Defect or other material deficiency, except to the extent that reasonable reserves in accordance with GAAP have been established therefor in the Financial Statements.  The Company is not currently investigating or considering a recall, withdrawal or suspension from the market of any Product.

3.26         Insurance.  Schedule 3.26 sets forth a true and complete list of all insurance policies, other insurance arrangements and other Contracts for the transfer or sharing of insurance risks by the Company in force on the date hereof with respect to the business or assets of the Company (the “Company Insurance Policies”).  Except as set forth on Schedule 3.26, (a) the Company has not received any notice of cancellation or non-renewal of any of the Company Insurance Policies or arrangements nor, to the Knowledge of the Company, is the termination of any of the Company Insurance Policies threatened, (b) there is no material claim pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, (c) the Company has not received any notice from any of its insurance carriers that any insurance coverage presently provided for will not be available to the Company in the future on similar terms as now in effect (excepting general market pricing increases and coverage limitations), (d) the Company does not maintain any self-insurance and (e) the Company Insurance Policies contains all coverage necessary or required by the Company to comply with the terms and conditions of the Material Contracts in all material respects.

3.27         Propriety of Past Payments.  To the Knowledge of the Company, neither the Company, nor any director, officer, employee or agent of the Company or any other Person associated with or acting for or on behalf of the Company has, directly or indirectly, on behalf of the Company, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (a) to obtain favorable treatment for the Company, or any Affiliate of the Company in securing business, (b) to pay for favorable treatment for business secured for the Company, or any Affiliate of the Company, (c) to obtain special concessions, or for special concessions already obtained, for or in respect of the Company, or any Affiliate of the Company or (d) otherwise for the benefit of the Company, or any Affiliate of the Company in violation of any Law, (including existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans relating to Real Property) to which the Company is subject.

3.28         Takeover Laws and Provisions. No Takeover Laws other than Section 203 of the DGCL applies or purports to apply to the Company with respect to this Agreement, the Merger or the transactions contemplated hereby.  The Company has taken all action required to be taken by it in order to make each of this Agreement, the Merger and the transactions contemplated hereby and thereby to ensure that the restrictions on "business combinations" under Section 203 of the DGCL do not and will not apply thereto; and this Agreement and the transactions contemplated hereby and thereby do and will comply with and will not otherwise violate the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combination”, “fair price”, “voting requirement”, “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

3.29         Customs. (a) The Company is in compliance with the imported inventory valuation limitations imposed under Code Section 1059A, (b) the Company does not have any material liability for U.S. Customs duty, interest, or penalties, and (c) all of the Harmonized Tariff Schedule of the U.S. classifications assigned to the imported products of the Company are correct.

3.30         Full Disclosure.  No representation, warranty, certification or statement by the Company contained in this Agreement, the Company Disclosure Schedule or any Company Ancillary Agreement delivered through and including the Closing Date by the Company or the Stockholders to Purchaser Parent and/or Purchaser pursuant to the provisions hereof, contains, or will contain at the time delivered, any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, to make the statements herein or therein not misleading.  Purchaser acknowledges that neither the Company nor anyone acting on its behalf has made any representations and warranties regarding the subject matter of the Agreement except for representations, warranties, certifications and statements of the Company and the Stockholders contained in this Article III and any of the Company Ancillary Agreements and Purchaser is not relying upon any other representations or warranties.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES REGARDING
THE STOCKHOLDERS

In order to induce the Purchaser, Purchaser Parent and Merger Subs to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Stockholders, severally, represent and warrant to the Purchaser, Purchaser Parent and Merger Subs as follows:

4.1           Organization of the Stockholders.  Each of the Stockholders is a limited liability company duly organized, validly existing and operated and, with respect to its company formation and existence, is in good standing under the laws of their respective state of formation and in accordance with its Governing Documents.  Each of the Stockholders has all requisite entity power and authority to own, operate and lease its respective assets and to carry on its respective businesses as now being conducted and as proposed to be conducted and is qualified or licensed to do business and in good standing and validly operated in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties renders such qualification, license or good standing necessary.

4.2           Authorization; Enforceability. Each of the Stockholders has full entity power and authority to execute, deliver and perform this Agreement and the Stockholders Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of the Agreement and the Stockholders Ancillary Agreements and all other documents and agreements to be delivered by each of the Stockholders pursuant hereto or thereto, and the consummation of the Merger and the transactions contemplated hereby and thereby, have been duly and validly approved and authorized by all requisite entity action on the part of each of the Stockholders, as the case may be, and each of the Stockholders hereby waives any rights to seek appraisal of their respective Shares in accordance with the applicable provisions of the DGCL.  This Agreement and the Stockholders Ancillary Agreements when executed will be duly and validly executed and delivered by each of the Stockholders, and, constitutes, the legal, valid and binding obligation of each of the Stockholders, enforceable against it in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, or other similar Laws affecting or relating to the rights of creditors generally or by general principles of equity.

4.3           Title to Shares.  Each of the Stockholders is the record and beneficial owner of, and has good and marketable title to, the Shares, and such Shares owned by it is owned free and clear of any Liens whatsoever, including, without limitation, claims or rights under any voting trust agreements, shareholder agreements or other agreements.

4.4           Investment in the Merger Consideration Shares. (a) Each of the Stockholders is acquiring the Merger Consideration Shares for its own account and will not sell, transfer, or otherwise dispose of any of the Merger Consideration Shares or any interest therein, without registration under the Securities Act and applicable state “blue sky” laws, except in a transaction which in the opinion of counsel reasonably acceptable to Purchaser Parent is exempt therefrom. Each of the Stockholders is an “accredited investor” as that term is defined in rules promulgated under the Securities Act.  Each of the Stockholders has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risk of an investment in the Purchaser Parent Common Stock and has obtained, in its judgment, sufficient information from Purchaser Parent to evaluate the merits and risks of an investment in the Purchaser Parent Common Stock.  Each of the Stockholders has been provided the opportunity to obtain information and documents concerning Purchaser, Purchaser Parent and the Purchaser Parent Common Stock, and has been given the opportunity to ask questions of, and receive answers from, the directors and officers of the Purchaser Parent concerning the Purchaser, Purchaser Parent and the Purchaser Parent Common Stock and other matters pertaining to this investment and the Merger Consideration.  Each of the Stockholders acknowledges that the offer of the Purchaser Parent Common Stock will not be reviewed by any Governmental Authority and is being sold to each of Stockholders in reliance upon exemption from the Securities Act. Each of the Stockholders is aware of the risks inherent in an investment in the Purchaser Parent and specifically the risks of an investment in the Purchaser Parent Common Stock.  In addition, each of the Stockholders is aware and acknowledges that there can be no assurance of the future viability or profitability of the Purchaser Parent, nor can there be any assurance relating to the current or future price of the Purchaser Parent Common Stock, or market conditions generally.

(b)           Each of the Stockholders acknowledges that the Merger Consideration Shares have not been registered under the Securities Act and agrees that it will resell the Merger Consideration Shares only pursuant to registration under the Securities Act or pursuant to an available exemption from registration, including in accordance with the provisions of Regulation S adopted under the Securities Act, and agrees not to engage in any hedging transaction with regard to the Merger Consideration Shares.

4.5           Non-public Information Concerning the Purchaser and Purchaser Parent. Purchaser and Purchaser Parent have, or may have obtained, material non-public information concerning the Purchaser and Purchaser Parent or Purchaser Parent Common Stock (“Excluded Information”) that (i) the Purchaser and Purchaser Parent are precluded from disclosing to each of the Stockholders; and (ii) each of the Stockholders has requested that the neither the Purchaser nor the Purchaser Parent disclose to the Stockholders any of the Excluded Information.  Each of the Stockholders acknowledges that the Purchaser and Purchaser Parent have complied with the Stockholders’ request not to disclose to the Stockholders the Excluded Information and as a consequence of such non-disclosure of the Excluded Information, there may exist a material disparity of information between the parties with respect to the Purchaser and Purchaser Parent or the Purchaser Parent Common Stock.  Each of the Stockholders acknowledges that if the Purchaser and Purchaser Parent had informed the Stockholders of the Excluded Information, then the Stockholders may believe that the Shares have a greater value than the Merger Consideration that each of the Stockholders is receiving or otherwise determine not to sell the Shares, and, therefore, it may not be in the Stockholders’ best interest to proceed with the transaction contemplated by this Agreement at this time.

4.6           Black Diamond Transaction.  Each of the Stockholders acknowledge that a condition to Purchaser’s and Purchaser Parent’s obligation to consummate the Merger is the simultaneous or immediately prior to closing of the acquisition by the Purchaser of Black Diamond pursuant to the terms of the Black Diamond Merger Agreement and that the Purchaser has provided the Stockholders with a copy of such Black Diamond Merger Agreement.  Each of the Stockholders acknowledge that it has had the opportunity to ask questions of, and receive answers from, officers of the Purchaser regarding the terms and conditions of the Black Diamond Merger Agreement and other documents and materials, and the transactions contemplated thereby, as well as the affairs of Black Diamond.  Each of the Stockholders acknowledges that it has been provided with access to the information and documents contained in the data room established with respect to Black Diamond and has performed such due diligence as its has deemed necessary with respect to Black Diamond.

ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING
THE PURCHASER, PURCHASER PARENT AND MERGER SUBS

In order to induce the Company and Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser, Purchaser Parent and Merger Subs, jointly and severally, represent and warrant to the Company and the Stockholders as follows:

5.1           Organization.  (a)  Each of the Purchaser and Merger Sub One is a corporation duly incorporated, validly existing and operated and, with respect to its relevant corporate formation and existence, is in good standing under the Laws of the State of Delaware, and is qualified or licensed as a foreign entity to do business in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties renders such qualification, license or good standing necessary, except where such failures to be so qualified or in good standing would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Purchaser and Merger Sub One has the requisite corporate power to own, operate and lease its assets and to carry on its business as now being conducted.

(b)           Each of the Purchaser Parent the Merger Sub Two is a limited liability company duly formed, validly existing and operated and, with respect to its relevant company formation and existence, is in good standing under the Laws of the State of Delaware, and is qualified or licensed as a foreign entity to do business in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties renders such qualification, license or good standing necessary, except where such failures to be so qualified or in good standing would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Purchaser Parent the Merger Sub Two has the requisite company power to own, operate and lease its assets and to carry on its business as now being conducted.

5.2           Authorization; Enforceability.  Each of the Purchaser, Purchaser Parent and Merger Subs has full corporate or company power, as the case may be, and authority to execute, deliver and perform this Agreement and the Purchaser Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement, the Purchaser Ancillary Documents and all other documents and agreements to be delivered pursuant hereto or thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly approved and authorized by all necessary corporate or company action, as the case may be, on the part of the Purchaser, Purchaser Parent and Merger Subs.  This Agreement has been (and each of the Purchaser Ancillary Agreements when executed will be) duly and validly executed and delivered by the Purchaser, Purchaser Parent and Merger Subs, as the case may be, and constitutes (or, in the case of each of the Purchaser Ancillary Agreements when executed will constitute), the legal, valid and binding obligation of the Purchaser, Purchaser Parent and Merger Subs, as the case may be, enforceable against it in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, or other similar Laws affecting or relating to the rights of creditors generally or by general principles of equity.  The officer(s) executing this Agreement, the Purchaser Ancillary Documents and all other documents and agreements to be delivered pursuant hereto or thereto, to which the Purchaser, Purchaser Parent or Merger Subs are a party are duly authorized to act on behalf of Purchaser, Purchaser Parent or Merger Subs, as the case may be.

5.3           No Conflicts; No Default.  The execution, delivery and performance by the Purchaser, Purchaser Parent and Merger Subs of this Agreement and the Purchaser Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not (a) violate any provision of the Governing Documents of the Purchaser, Purchaser Parent or Merger Subs, (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, could constitute a default) under, or result in, or provide the basis for, the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any Indebtedness or obligation pursuant to, or result in the creation or imposition of any Lien upon any material property or assets of the Purchaser, Purchaser Parent or Merger Subs under any material Contract to which Purchaser, Purchaser Parent or Merger Subs is a party or by which any of their properties or assets are bound, or (c) subject to compliance with Antitrust Law, violate any Law or Order of any Governmental Authority applicable to the Purchaser, Purchaser Parent or Merger Subs, or require the consent, approval or action of, filing with or notice to any Governmental Authority or other Person in order for Purchaser, Purchaser Parent or Merger Subs, to consummate the Merger or any of the Purchaser Ancillary Agreements.  Neither the Purchaser Parent, the Purchaser or Merger Subs is in default under or with respect to any Contract that would, in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.4           Taxes.  Purchaser, Purchaser Parent and Merger Subs have filed or have caused to be filed all tax returns that are required to be filed (except for returns that have been appropriately extended) by the Purchaser, Purchaser Parent and Merger Subs, and Purchaser, Purchaser Parent and Merger Subs, as the case may be, has paid, or will pay when due, all taxes shown to be due and payable on said returns and all other taxes, impositions, assessments, fees or other charges imposed on them by any governmental authority, agency or instrumentality, prior to any delinquency with respect thereto (other than taxes, impositions, assessments, fees and charges currently being contested in good faith by appropriate proceedings, for which appropriate amounts have been reserved).  No tax liens have been filed against Purchaser, Purchaser Parent and Merger Subs, or any of their respective properties.

5.5           Brokers and Finders.  Other than Persons that will be paid in full at or prior to the Closing by Purchaser, Purchaser Parent and Merger Subs, no broker, finder, agent, investment banker, financial advisor or similar intermediary has acted on the Purchaser’s, Purchaser Parent’s, or Merger Subs’s behalf in connection with this Agreement or the Purchaser Ancillary Agreements or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any Contract with the Purchaser or Purchaser Parent or any action taken by the Purchaser, Purchaser Parent Merger Subs.

5.6           Public Documents; Compliance. The forms, reports, schedules, registration statements, and documents filed by Purchaser Parent with the SEC did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case as of the respective dates that they were filed with the SEC, or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing).  All forms, reports, schedules, registration statements and documents required to be filed by Purchaser Parent with the SEC under the Securities Act and the Exchange Act have been filed on a timely basis for the last 12 months.  Since the date of the latest financial statements of Purchaser Parent included in any report filed by Purchaser Parent with the SEC, there has been no material adverse change in the condition (financial or otherwise), results of operations, assets, liabilities or business of Purchaser Parent and its Subsidiaries, taken as a whole.

5.7           Merger Consideration Shares.  Any Merger Consideration Shares to be issued pursuant to Section 2.2 upon issuance will be, duly authorized, validly issued, fully paid and non-assessable.

5.8           Litigation. There are no actions, suits, investigations, arbitrations, claims or proceedings pending or, to the Knowledge of Purchaser Parent, Purchaser or Merger Subs, threatened before any court or by or before any Governmental Authority or arbitrator against Purchaser Parent, the Purchaser or Merger Subs, or any of their respective directors or officers, as such, relating to the Merger or that might prevent or delay the consummation of such transaction.

5.9           Black Diamond Transaction. The Purchaser has provided the Stockholders with a true and correct copy of the Black Diamond Merger Agreement as in effect on the date hereof.

5.10         Compliance with Law. The Purchaser Parent and each of its Subsidiaries has complied in all material respects with, is not in violation of, and has not received notices of violation with respect to any Law which, individually or in the aggregate with each such other violation, noncompliance, notification or underlying matters in respect thereof, has had or would reasonably be expected to have a Material Adverse Effect upon the Purchaser Parent and the Purchaser taken as a whole.

5.11         Capitalization of the Purchaser Parent.

(a)           The authorized capital stock of the Purchaser Parent consists solely of (i) 100,000,000 shares of Purchaser Parent Common Stock, of which 17,366,747 shares are issued and outstanding, and 75,000 shares of Purchaser Parent Common Stock are held in the treasury of the Purchaser Parent; and (ii) 5,000,000 shares of Purchaser Parent preferred stock, par value $.0001, none of which have been issued or are reserved for issuance.  The Purchaser Parent SEC Documents include information regarding equity securities reserved for issuance under the Parent Purchaser’s equity incentive plans and employee stock purchase plans and upon conversion of convertible securities as of the date hereof.  Except as set forth in the Purchaser Parent SEC Documents filed prior to the date hereof, there are no other Rights issued and outstanding for capital stock or Equity Interests of the Purchaser Parent.  All of the issued and outstanding shares of Purchaser Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable.

(b)           At the Closing, after giving effect to the transactions contemplated to occur at or prior to Closing hereunder, no Rights will be or become exercisable or exchangeable for, convertible into, or otherwise give its holder any right to acquire any Equity Interests of the Purchaser Parent.

(c)           There is no Voting Debt of the Purchaser Parent.

5.12        Disclosure. No representation or warranty of the Purchaser Parent, Purchaser or Merger Subs contained in this Agreement contains or between the date hereof and the Closing Date will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which such statements were made, not misleading.

ARTICLE VI
COVENANTS

6.1          Interim Operations of the Company.  The Company and each of the Stockholders covenants and agrees that, on or after the date hereof and prior to the Closing Date, except as expressly provided in this Agreement or as required to consummate the transactions contemplated by this Agreement, or as may be agreed in writing in advance by Purchaser:

(a)           The business of the Company shall be conducted in the Ordinary Course of Business, and the Company shall use its commercially reasonable efforts to (i) preserve the business organization of the Company intact, (ii) keep available the services of the current officers and employees of the Company and (iii) maintain the existing relations with customers, suppliers, creditors, business partners and others having business dealings with the Company, to the end that the goodwill and ongoing business of the Company shall be unimpaired in any materially adverse manner at the Closing Date.  The Company shall not institute any new methods of manufacture, purchase, lease, management, accounting or operation or engage in any transaction or activity other than changes in the Ordinary Course of Business;

(b)           The Company shall not:  (i) amend its Governing Documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, in each case outstanding on the date hereof, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (iv) split, combine or reclassify any shares of any class or series of its stock; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

(c)           the Company shall not organize any new Subsidiary or acquire any capital stock or other equity securities, or equity or ownership interest in the business, of any other Person;

(d)           the Company shall  not (i) modify, amend or terminate any of its Material Contracts or waive, release or assign any material rights or claims, except in the Ordinary Course of Business or (ii) enter into a Change of Control Agreement;

(e)           the Company shall not:  (i) other than the Wells Fargo Loan, incur or assume any Indebtedness other than trade payables in the Ordinary Course of Business; (ii) except in the Ordinary Course of Business, pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness  issued or guaranteed by the Company, except as required by the terms thereof or this Agreement; (iii) modify the terms of any Indebtedness or, except in the Ordinary Course of Business, any other Liability, (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than the Company), (v) enter into any material commitment or transaction other than those entered into in the Ordinary Course of Business; (vi) except in the Ordinary Course of Business, write down the value of any inventory or write off as uncollectible any notes or accounts receivable; or (vii) dispose of or permit to lapse any rights to any material Company Intellectual Property;

(f)            the Company shall not lease, license, mortgage, pledge or encumber any assets other than in the Ordinary Course of Business or transfer, sell or dispose of any assets other than in the Ordinary Course of Business;

(g)           the Company shall not make any change in the compensation payable or to become payable to, or enter into or amend any employment, severance or termination or other Contract, or make any loan or advance to, any of its officers, directors, Affiliates or Related Parties, or enter into or amend any employment, severance, consulting, termination or other Contract with, or employee benefit plan for, or make any loan or advance, in excess of $25,000.00 individually or $100,000.00 in the aggregate, to any of its employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(h)           the Company shall not (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, Contract or arrangement to any officer, director, employee or Affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officer, director, employee or Affiliate of any amount relating to unused vacation days, except to the extent the Company is obligated to do so on the date hereof or is subsequently obligated to do so by Law or, in the case of employees that are not officers would, in the Ordinary Course of Business, make such payment, accrual or arrangement, (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any Benefit Plan, or any employment or consulting Contract with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, except to the extent the Company is obligated to do so on the date hereof or is subsequently obligated to do so by Law, or (iii) amend in any material respect any such plan, Contract or arrangement in a manner inconsistent with the foregoing;

(i)           the Company shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Purchaser, except policies which are replaced without any material diminution of or gaps in coverage;

(j)           the Company shall not enter into any Contract or transaction, or related series of Contracts or transactions, involving the expenditure in excess of $50,000.00 and relating to the purchase of assets other than in the Ordinary Course of Business or pursuant to its existing capital expenditure budget made available to Purchaser in the Electronic Data Room;

(k)           the Company shall not pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements or incurred since the Balance Sheet Date in the Ordinary Course of Business;

(l)            the Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(m)          the Company shall not take, or agree to or commit to take, any action that would result in any of the conditions to the Closing set forth in Article VII and Article VIII not being satisfied, or would make any representation or warranty of the Company or the Stockholders contained herein inaccurate in any respect at, or as of any time prior to, the Closing Date, or that would materially impair the ability of the Company or Purchaser to consummate the Closing in accordance with the terms hereof or materially delay such consummation; and

(n)           the Company shall not enter into any Contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

6.2           Access.   Between the date of this Agreement and the Closing, the Company shall, upon reasonable prior notice, (a) afford Purchaser and its authorized representatives reasonable access to all books, records, offices and other facilities, and to officers and accountants of the Company, (b) permit Purchaser to review and to make copies of such books and records as it may reasonably require and (c) furnish Purchaser with such financial and operating data and other information as Purchaser may from time to time reasonably request.  Purchaser and its authorized representatives shall conduct all such reviews in a manner that will minimize disruptions to the business and operations of the Company.  All such access shall be conducted in a manner as not to interfere unreasonably with the business operations of the Company.

6.3           Confidentiality; Publicity.

(a)           Existing Confidentiality Agreement.  The Existing Confidentiality Agreement, to the extent not inconsistent with the terms of this Agreement, is hereby confirmed and acknowledged as the continuing obligations of the parties; provided, that the parties hereto agree that the Existing Confidentiality Agreement shall terminate at Closing.

(b)           Announcements.  No public announcement or other publicity regarding this Agreement or the transactions contemplated hereby shall be made on or after the date hereof without the prior written consent of the Stockholders, the Company and Purchaser as to form, content, timing and manner of distribution.  Notwithstanding the foregoing, nothing in this Agreement shall preclude any party hereto from making any public announcement or filing that the disclosing party reasonably deems necessary to comply with federal or state securities Laws (including voluntary filings with the SEC under the Exchange Act) or any rules of a stock exchange upon which any of the shares of such Person are listed.

6.4           Efforts and Actions to Cause Closing to Occur; Certain Consents.      (a)  Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser Parent, Purchaser, Stockholders and the Company shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable Laws) to consummate the Closing as promptly as practicable including, but not limited to the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Authority including, but not limited to, making all necessary filings with respect to this Agreement required under the Securities Act, the Exchange Act and any applicable federal or states securities Laws.  In addition, except as permitted hereby, no party hereto shall take any action after the date hereof that would materially delay the Closing, including any preventable delay in the expiration of a review period of, or the obtaining of any permission, approval or consent from, any Governmental Authority or other Person required to be obtained prior to Closing.

(b)           Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and, except and to the extent prohibited by applicable Law, promptly provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Authority or any other information supplied by such party to a Governmental Authority in connection with this Agreement.  Each party hereto shall promptly provide the other parties with copies of any written communication received by such party from any Governmental Authority regarding the Merger unless and to the extent prohibited by applicable Law.  If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.  To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement, the Company shall use its respective commercially reasonable efforts to effect such transfers, amendments or modifications.

(c)           The Company shall use its commercially reasonable efforts to obtain, prior to the Closing, the estoppels and waivers set forth in Schedule 6.4(c)(i), and the consents, waivers, notices and termination letters set forth on Schedule 6.4(c)(ii) in form reasonably acceptable to Purchaser.  All such consents, waivers, notices and termination letters which the Company is able to obtain shall be in writing and executed counterparts thereof shall be delivered to Purchaser at or prior to the Closing.

(d)           In addition to and without limiting the agreements of the parties contained above, the Company, Purchaser and Purchaser Parent, shall, to the extent not prohibited by applicable Law: (i) promptly notify the other parties hereto of any written communication to that party from any Governmental Authority located in the U.S. and, to the extent practicable, outside of the U.S. and, if practicable, permit the other parties to review in advance any proposed written communication to any such Governmental Authority and incorporate the other parties’ reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement unless, to the extent reasonably practicable, it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend, and (iii) furnish the other parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement.

6.5           Notification of Certain Matters.   (a)  From time to time prior to the Closing, the Company shall notify the Purchaser with respect to any matter arising after the delivery of the Company Disclosure Schedule that, if existing at, or occurring on, the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule.  No such notification shall be deemed to amend or supplement the Company Disclosure Schedule pursuant to this section or shall otherwise be deemed to cure any breach of any representation, warranty or covenant made as of the date of execution of this Agreement.

(b)           The Company shall give written notice to Purchaser promptly upon receipt of Knowledge by the Company of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence could reasonably be expected to cause either (A) any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect when made or at the Closing Date, (B) any condition with respect to the Company set forth in Article VII and Article VIII to be unsatisfied in any material respect at any time from the date hereof to the Closing Date, (ii) any material failure of the Company or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder and (iii) the occurrence of a Material Adverse Effect with respect to the Company, taken as a whole; provided, however, that the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(c)           Purchaser shall give written notice to the Company promptly upon receipt of Knowledge by the Purchaser of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would cause either (A) any representation or warranty of Purchaser contained in this Agreement to be untrue or inaccurate in any material respect when made at the Closing Date or (B) any condition set forth in Article VII or Article VIII to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of Purchaser or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

6.6           Subsequent Actions.  If at any time after the Closing, any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are reasonably necessary to (a) vest, perfect or confirm ownership (of record or otherwise) in Purchaser its right, title or interest in, to or under any or all of the Shares, (b) vest, perfect or confirm ownership (of record or otherwise) in the Company, any of its rights, properties or assets or (c) otherwise to carry out this Agreement, including, without limitation, with respect the Right of Set-off, the Company shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Purchaser, the Company, or otherwise to carry out this Agreement.  In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, each party hereto shall, as soon as reasonably practicable, take, or cause its proper officers or directors to take, all such necessary, proper or advisable actions, promptly upon request of another party hereto.

6.7           Acquisition Proposals.   (a) From the date hereof until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 10.1 hereof, the Company and the Stockholders shall not, and the Company shall use its reasonable best efforts to cause its directors, officers, trustees, employees, or any of its investment bankers, attorneys or other advisors, agents or representatives not to, directly or indirectly, , participate in any discussions or negotiations regarding, or solicit, initiate or encourage the submission of, an Acquisition Proposal or furnish to any Person any information for any purpose in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing.  The Company will (a) immediately notify Purchaser orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Person with respect to any Acquisition Proposal or proposal which could lead to an Acquisition Proposal, (b) immediately notify Purchaser of all material terms of any Acquisition Proposal including the identity of the Person making the Acquisition Proposal or the request for information, and (c) in the event a third party makes a written offer or proposal to the Company with respect to any Acquisition Proposal, the Company will promptly send to Purchaser a copy of any such written offer or proposal.  The Company and the Stockholders shall, and shall cause each of its respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date hereof, if any, with any Persons with respect to any Acquisition Proposal.  In addition, the Company shall take all steps reasonably necessary to enforce any existing standstill, non-solicitation, confidentiality or other agreements between the Company and third parties relating to any Acquisition Proposal and shall not terminate, waive or modify such agreements prior to the Closing without the prior written consent of the Purchaser.  The Company agrees that it shall be responsible for any breach of this Section 6.7 by any of its directors, officers, trustees, employees, or any of its investment bankers, attorneys or other advisors, agents or representatives, as if the foregoing were parties to this Agreement and bound by this Section 6.7.

6.8           D&O Tail Insurance.  Immediately prior to the Closing, the Company shall purchase “tail coverage” for the existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance and fiduciary insurance covering the directors and officers of the Company as of the date hereof (which may include naming such individuals under Purchaser’s existing policies) for a period of six (6) years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time (the “D&O Tail Insurance”).

6.9           Payment of Certain Indebtedness and Company Transaction Expenses.   The Company shall deliver to Purchaser no later than three (3) Business Days prior to Closing (a) such bills, invoices and other supporting documentation as Purchaser may reasonably request in respect of the Company Transaction Expenses, and (b) with respect to Wells Fargo Loan, payoff, lien and related termination letters in form reasonably acceptable to Purchaser to evidence the termination and discharge of the Wells Fargo Loan Documents, and all Liens and Indebtedness thereunder.  Subject to receipt of the foregoing, and satisfaction or waiver of the closing conditions, Purchaser shall on the Closing Date pay off (i) any and all amounts due and owing with respect to Indebtedness of the Company incurred pursuant to the Wells Fargo Loan to the holders thereof (the “Closing Indebtedness Payment”), and the Company and the Purchaser, shall, with the resources and credit arrangements of Purchaser, arrange for the backing up, assumption, collateralization, replacement, guaranty or substitution for, all outstanding and undrawn letters of credit issued under the Wells Fargo Loan, if any, and (ii) any and all amounts of any outstanding portion of the Company Transaction Expenses as set forth on the Company Closing Certificate.

6.10         Delivery of Financial Statements and Certificates.  Between the date hereof and the Closing Date, the Company shall deliver any Interim Financial Statements not previously delivered to Purchaser as soon as available and in all events within twenty (20) days after the conclusion of each calendar month; provided, that Company shall deliver the Interim Financial Statements for the month prior to the Closing together with the Determination Date Balance Sheet if the Closing shall occur prior to the twentieth (20th) day of the month.  No later than seven (7) Business Days prior to the Closing, the Company shall deliver the Determination Date Balance Sheet, proposed calculations of the Working Capital Target, the Determination Date Working Capital and the Working Capital Adjustment proposed to be attached to the Company Closing Certificate.   At the Closing, the Company shall deliver the Company Closing Certificate.

6.11         Company Litigation.  Until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall permit Purchaser to monitor, at its own expense and with separate counsel, the defense or settlement of Litigation brought by any Person against the Company or the board of directors of the Company relating to this Agreement or the Merger, and shall not settle any such Litigation, without first consulting with Purchaser regarding the nature and terms of such settlement.  Unless Purchaser shall have approved in writing the settlement of any Litigation, the Company shall not settle any Litigation unless the payment by the Company of any cash amount is less than $50,000.00 and such settlement does not impose any restriction on the business, assets, or operations of the Company following the Closing Date.

6.12         Takeover Laws and Takeover Provisions.  No party hereto shall take any action that would cause the Merger and the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Merger and the transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.  No party hereto will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all reasonable steps within its control to make the Merger and the transactions contemplated hereby comply with (or continue to comply with) the Takeover Provisions.

6.13         Certain Communications.  The Company shall provide Purchaser with copies of all letters, memoranda and other correspondence to be circulated to the employees that describe the transactions contemplated hereby or the Purchaser for its prior review and approval, which review and approval shall not be unreasonably withheld or delayed.

6.14         Employee Benefit Plans.  The Purchaser shall not cause the termination or modification of the Benefit Plans of the Company set forth on Schedule 3.13(a) hereto at the Closing.  Following the Closing, the Purchaser may amend, modify or terminate such Benefit Plans in such manner as it may determine in its sole discretion.

6.15         Reorganization.   The Purchaser Parent and the Purchaser will, or will cause the Surviving Company to continue at least one significant historic business line of Company, or use, or will cause the Surviving Company to use at least a significant portion of Company’s historic business assets in a business, in each case with the meaning of Reg. 1.368-1(d), except that Purchaser Parent and Purchaser may transfer Company’s historic business assets (i) to a corporation that is a member of Purchaser Parent’s “qualified group,” within the meaning of Reg. 1.368-1(d)(4)(ii), or (ii) to a partnership if (A) one or more members of Purchaser Parent’s “qualified group” have active and substantial management functions as a partner with respect to Company’s historic business or (B) members of Purchaser Parent’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in Company’s historic business, in each case within the meaning of Reg. 1.368-1(d)(4)(iii).

6.16         Purchaser Parent Equity Incentive Plan. Within 15 days following the Closing, the Purchaser Parent shall grant to the Eligible Employees that has executed and delivered to the Company a Participant Release, a number of vested stock units and an amount of deferred compensation, as set out on Schedule 6.16 attached hereto, with an aggregate value equal to the Eligible Employee Purchaser Award Amount.

6.17         Company Intellectual Property. (a)  The Company and each of the Stockholders acknowledges that pursuant to this Agreement, the Surviving Company shall inherit all rights and liabilities associated with all of the Company’s business, including without limitation all right, title and interest in and to the Company Intellectual Property and the right and authority to, in the Surviving Company’s name, oppose, cancel, file appeals, apply for judicial reviews, and apply for retrials for the protection of the Company Intellectual Property.  The Company and each of the Stockholders further acknowledges that the Surviving Company shall have the right to, in the Surviving Company name, take all actions in connection with all of the Company’s business, including all actions in connection with oppositions, cancellations, appeals, judicial reviews, and retrials for the protection of the Company Intellectual Property. For the avoidance of doubt, the Surviving Company shall have the right to, in the Surviving Company’s name, oppose, cancel, file appeals, apply for judicial reviews, and apply for retrials in respect of the third party trademark applications and registrations set out in Schedule 6.17.

(b)          The Company and each of the Stockholders hereby authorizes the Surviving Company to, in the Surviving Company’s name, oppose, cancel, file appeals, apply for judicial reviews, and apply for retrials for the protection of the Company Intellectual Property and to take all actions as it deems fit. For the avoidance of doubt, Company and each of the Stockholders hereby authorizes the Surviving Company to, in the Surviving Company’s name, oppose, cancel, file appeals, apply for judicial reviews, and apply for retrials in respect of the third party trademark applications and registrations set out in Schedule 6.17.

6.18         Company and Stockholder Approval.  Simultaneous with the execution and delivery of this Agreement, the Company shall deliver to the Purchaser a fully executed and effective unanimous written consents of the Company’s board of directors and Stockholders contemplated by Sections 141 and 228, respectively, of the DGCL in the forms attached hereto as Exhibit K (the “Written Consent of the Company’s Board of Directors”) and as Exhibit L (the “Written Consent of the Stockholders”). The Written Consents shall not be amended, modified or rescinded in any respect without the prior written consent of Purchaser.

ARTICLE VII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
PURCHASER, MERGER SUBS AND PURCHASER PARENT

The obligations of Purchaser Parent, Purchaser and Merger Subs to complete the Closing are conditioned upon the satisfaction, or waiver by Purchaser on behalf of itself, Purchaser Parent and Merger Subs, as of the Closing Date, of the following conditions:

7.1           Representations and Warranties.  All of the representations and warranties of the Company and the Stockholders set forth in this Agreement or any Company Ancillary Agreement, as applicable, that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case, as of the date of this Agreement or such Company Ancillary Agreement, as the case may be, and as of the Closing Date; provided, however, that if any of the representations and warranties of the Company in this Agreement are not true and correct in the manner required above as of the Closing Date solely as a result of events or circumstances that first become Known to the Company after the date hereof (“Company Material Pre-Closing Events”), the condition contained in this Section 7.1 shall be deemed satisfied with respect to such representations and warranties that are not true and correct due to such Company Material Pre-Closing Events; provided, further, disclosure of any Company Material Pre-Closing Events and the deemed satisfaction of this condition shall not impair or adversely affect the Purchaser Indemnified Parties’ remedies and rights to indemnification pursuant to the terms and conditions of Article XI hereof.

7.2           Performance of Agreements, Covenants and Obligations    The Company and Stockholders shall not have failed to perform or comply in any material respect with any agreement, covenant or obligation of the Company or Stockholders to be performed or complied with by it under this Agreement or any Company Ancillary Agreement, as applicable.

7.3           Material Adverse Effect.  There shall not have occurred a Material Adverse Effect on the Company.

7.4           Litigation.   (a)  There shall not be any material Litigation pending or, to the Company’s Knowledge, threatened before any Governmental Authority:

(i)                 seeking to prohibit or impose any limitations on Purchaser’s ownership or operation (or that of any of its Subsidiaries or Affiliates) of any portion of their or the Company’s businesses or assets, or to compel Purchaser or the Company or the Company’s Affiliates to dispose of or hold separate any portion of the business or assets of the Company or Purchaser or any of their respective Subsidiaries or Affiliates;

(ii)                seeking to restrain or prohibit the consummation of the Closing, or seeking to obtain from the Company or Purchaser any damages that are material in relation to the Company;

(iii)               seeking to impose material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the Company or the Surviving Company,

nor shall there be any statute, rule, or regulation, enacted, entered, enforced or promulgated that is applicable to the Merger , or any other action taken by any Governmental Authority, that could reasonably be likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) above.

(b)           No Order shall have been issued by any court or other Governmental Authority which restrains or prohibits this Agreement or the consummation of the transactions contemplated hereby.

7.5           Company and Stockholder Approval.  The Written Consent shall continue to be in full force and effect.

7.6           Company Closing Certificate. A certificate of the Company, dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company shall have been delivered to Purchaser certifying as to:

(a)           each of the conditions specified in Sections 7.1, 7.2, 7.3, 7.4, and 7.5 having been satisfied in all respects;

(b)           delivery of a true and complete copy of the Determination Date Balance Sheet together with the calculation of the Determination Date Working Capital and the Working Capital Adjustment, and that each of such items were prepared in accordance with this Agreement;

(c)           a complete list of the Company Transaction Expenses, together with payment instructions therefor, if any; and

(d)           a complete list of Indebtedness of the Company as of the Closing Date, other than the Excluded Indebtedness.

7.7           Opinion of Counsel.  The Company shall have delivered to Purchaser at the Closing an opinion of Kirkland & Ellis LLP, special counsel to the Company, dated the Closing Date, substantially in the form set forth on Exhibit D.

7.8           Consents Obtained.  The estoppels and waivers set forth in Schedule 6.4(c)(i), and the consents set forth in Schedule 6.4(c)(ii) shall have been obtained in form reasonably satisfactory to Purchaser, and a copy of each such estoppel, waiver and consent shall have been provided to or made available to Purchaser at or prior to the Closing.

7.9           Certificate of Merger.  At or prior to the Effective Time, the Certificate of Merger shall be accepted for filing with the Secretary of State.

7.10         Payment of Certain Indebtedness.  The Company shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that upon payment of the Indebtedness in respect of the Wells Fargo Loan and Purchaser arranging for the backing up, assumption, collateralization, replacement, guaranty or substitution for, all outstanding and undrawn letters of credit issued under the Wells Fargo Loan, each at Closing, such Indebtedness and each of the Liens relating thereto shall be discharged and terminated.

7.11         Delivery of Company Common Stock Certificates.  The Purchaser shall have received the stock certificates representing the Shares, together with stock powers duly executed in blank.

7.12         Good Standings; Governing Documents.   The Company shall have delivered to Purchaser certificates issued by the Secretary of State or other similar appropriate Governmental Authority, each dated within seven (7) days of the Closing Date (i) evidencing the good standing of the Company in its jurisdiction of incorporation and any jurisdictions in which its is qualified as a foreign entity to do business, and (ii) certifying the certificate of incorporation (or similar Governing Document) of the Company, as amended through such date.

7.13         Officer Certificate.   A certificate of the Company, dated the Closing Date, signed by the Secretary of the Company shall have been delivered to Purchaser and Merger Subs certifying (a) the Company’s Certificate of Incorporation, (b) the Company’s bylaws, (c) the resolutions of the board of directors of the Company and the  Stockholders approving the execution and delivery of the Merger, this Agreement and the Company Ancillary Agreements, and the transactions contemplated hereby and thereby, (d) that the KSS Incentive Plan has been duly terminated, and (e) that, except as disclosed in the certificate, as of the date of the Closing, there has been no change in the number of the outstanding Shares from the amount set forth in Section 3.2 hereof and that no Rights have been granted since the date hereof.

7.14         Books and Records.  The Company shall have delivered to the Purchaser the minute books of the Company, including corporate seals, unissued stock certificates, stock registers, certificates of incorporation, bylaws and corporate minutes, and other formation and organizational documents, certified by the Secretary of the Company.

7.15         Stockholders Ancillary Agreements.  The Purchaser shall have received an executed counterpart of each of the Stockholders Ancillary Agreements from the Stockholders.

7.16         Fairness Opinion.  The Board of Directors of Purchaser Parent shall have received the Purchaser’s Fairness Opinion.

7.17         Black Diamond Acquisition.  The simultaneous closing of the acquisition by the Purchaser of Black Diamond pursuant to the terms of the Black Diamond Merger Agreement.

7.18         Participant Releases.  The Purchaser shall have received executed Participant Releases from each of the participants of the KSS Incentive Plan.

7.19         General.  All corporate proceedings required to be taken on the part of the Company and Stockholders in connection with the Merger shall have been taken.  Purchaser and Merger Subs shall have received copies of such other officers’ certificates and other customary closing documents as Purchaser may reasonably request in connection with the transactions contemplated hereby.

The foregoing conditions are for the sole benefit of Purchaser, and may be waived by Purchaser, in whole or in part, at any time and from time to time on or prior to the Closing in the sole discretion of Purchaser.

ARTICLE VIII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE STOCKHOLDERS

The obligations of the Company and Stockholders to complete the Closing are conditioned upon the satisfaction, or waiver by the Company, as of the Closing Date, of the following conditions:

8.1         Representations and Warranties.  All of the representations and warranties of the Purchaser Parent, Purchaser and Merger Subs set forth in this Agreement or any Purchaser Ancillary Agreement that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement or such Purchaser Ancillary Agreement, as the case may be, and as of the Closing Date; provided, however, that if any of the representations and warranties of the Purchaser Parent, Purchaser or Merger Subs in this Agreement are not true and correct in the manner required above as of the date hereof solely as a result of events or circumstances that first become Known to the Purchaser Parent or Purchaser after the date hereof (“Purchaser Material Pre-Closing Events”) the condition contained in this Section 8.1 shall be deemed satisfied with respect to such representations and warranties that are not true and correct due to such Purchaser Material Pre-Closing Events; provided, further, disclosure of any Purchaser Material Pre-Closing Events and the deemed satisfaction of this condition shall not impair or adversely affect the Company Indemnified Parties’ remedies and rights to indemnification pursuant to the terms and conditions of Article XI hereof.

8.2         Performance of Agreements, Covenants and Obligations. Neither Purchaser Parent, Purchaser, nor Merger Subs shall have failed to perform or comply in any material respect with any agreement, covenant or obligation of Purchaser Parent, Purchaser or Merger Subs to be performed or complied with by it under this Agreement or any Purchaser Ancillary Agreement.

8.3         Litigation.  No Order shall have been issued by any court or other Governmental Authority against the Company which restrains or prohibits this Agreement or the consummation of the transactions contemplated hereby.

8.4         Purchaser Closing Certificate.  A certificate of the Purchaser, dated the Closing Date, signed by a senior officer of the Purchaser certifying that each of the conditions specified in Sections 8.1 and 8.2 has been satisfied in all respects shall have been delivered to the Company; provided, however, that the delivery of such certification shall not limit or otherwise affect the remedies available hereunder to the Company.

8.5         Good Standings; Charter Documents. Purchaser shall have delivered to the Company certificates issued by the Secretary of State or other similar appropriate Governmental Authority, dated within seven (7) days of the Closing Date, (a) evidencing the good standing of Purchaser Parent and Purchaser in their respective jurisdictions of incorporation, and (b) certifying the certificate of incorporation or other Governing Document of Purchaser Parent and Purchaser, as amended through such date.

8.6         Officer Certificates.  Certificates of Purchaser Parent and Purchaser, dated the Closing Date, signed by the Secretary of Purchaser Parent and Purchaser, certifying their respective (a) Certificates of Incorporation, (b) bylaws and (c) board of directors resolutions approving the execution and delivery of this Agreement and the Purchaser Ancillary Agreements, and the transactions contemplated hereby and thereby, shall have been delivered to the Company.

8.7         Compliance with Antitrust Law.  The requirements of Antitrust Law applicable to the Merger shall have been complied with, and the waiting periods thereunder, if any, shall have expired or been terminated.

8.8         Purchaser Ancillary Agreements.  The Company and the Stockholders shall have received an executed counterpart of each of the Purchaser Ancillary Agreements from the Purchaser.

8.9         Certificate of Merger. At or prior to the Effective Time, the Certificate of Merger shall be accepted for filing with the Secretary of State.

8.10       General.  All corporate proceedings required to be taken on the part of Purchaser Parent or Purchaser in connection with the transactions contemplated by this Agreement shall have been taken.  The Company shall have received copies of such other officers’ certificates and other customary closing documents as the Company may reasonably request in connection with the transactions contemplated hereby, including a legal opinion as to the due authorization and valid issuance of the Merger Consideration Shares, subject to customary qualifications and assumptions.

8.11       Resale Certificate.  On the Closing Date, the Purchaser will furnish to the Stockholders a resale certificate, in form and substance reasonable satisfactory to the Purchaser, with respect to any Company inventory transferred to the Purchaser pursuant to the transactions contemplated by this Agreement.

The foregoing conditions are for the sole benefit of Company and may be waived by the Company in whole or in part, at any time and from time to time on or prior to the Closing in the sole discretion of the Company and the Stockholders.

ARTICLE IX
TAX MATTERS

9.1         Tax Covenants.  The parties hereto hereby agree as follows:

(a)           Return Filings.  The Surviving Company shall prepare and timely file or cause to be timely filed all Returns required to be filed by or with respect to the Company for (i) taxable years or periods ending on or prior to the Closing Date, the due date for filing of which (taking into account extensions) is after the Closing Date, and (ii) taxable years or periods including, but ending after, the Closing Date (any such period, a “Straddle Period”) (with payment of Taxes in respect of such Returns to be made by the Surviving Company). Any such Returns shall be prepared and filed in a manner consistent with past practices employed by the Company with respect to the Company, including the jurisdictions in which such Returns are filed, except to the extent counsel for the Surviving Company determines there is no reasonable basis in Law therefor.  The Stockholders shall be entitled to review any such Returns at least thirty (30) days prior to filing and may make reasonable revisions thereto at least ten (10) days prior to filing.

(b)           Certain Straddle Period Determinations.  In the case of any Straddle Period (i) real, personal and intangible property Taxes (“Property Taxes”) for any period ending on, or prior to, the Closing Date (the “Pre-Closing Tax Period”) shall be equal to the amount of such Property Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) all other Taxes for the Pre-Closing Tax Period shall be determined based on actual closing of the books as if such taxable period ended as of the close of business on the Closing Date.

(c)           Transfer Taxes.  The Company and the Purchaser shall each pay one-half all transfer, documentary, registration and similar Taxes incurred in connection with and as a result of the transfer or conversion of the shares of Company Common Stock and the Merger that are not based on net income, together with any related fees, penalties, interest and additions to such Taxes (“Transfer Taxes”).  The Stockholders and the Purchaser shall cooperate in timely preparing and filing all Returns as may be required to comply with the provisions of such Tax Laws.  Each party shall use its commercially reasonable efforts to avail itself of any available exemptions from any Transfer Taxes, and shall cooperate with the other parties in timely providing any information and documentation, including resale certificates, that may be necessary to obtain such exemptions.

(d)           Tax Elections.  From the date hereof through the Closing, the Company shall not make or change any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Return, enter into any closing agreement, settle any Tax Claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax Claim or assessment, take any other action or omit to take any action, if any such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the Tax liability or reducing any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute of the Company which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

(e)           Additional Covenants and Agreements.  (i) Other than the consummation of the transactions contemplated by this Agreement and other transactions in the Ordinary Course of Business, (A) the Company shall not take any action on or prior to the Closing Date that would increase the Tax liability of the Purchaser, the Company without the prior written consent of Purchaser or (B) the Purchaser Parent, Purchaser and Surviving Company shall not take any action (or cause any Subsidiary of the Surviving Company to take any action) on or after the Closing Date that would increase the amount of any indemnification under Section 9.2, except to the extent counsel for the Surviving Company determines there is no reasonable basis in Law for positions taken in Returns for Tax periods ending on or prior to the Closing.

(ii)           The Company shall promptly provide or make available to Purchaser copies of all Tax Returns, reports and information statements that are filed by the Company or any Company Subsidiary after the date of this Agreement and prior to the Closing Date.

(iii)           Any indemnity payment under this Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes, unless a final determination (which shall include the execution of a Form 870 or successor form) with respect to the indemnified party or any of its affiliates causes any such payment not to be treated as an adjustment to the Merger Consideration for United States Federal income Tax purposes.

9.2         Tax Indemnification and Related Matters.

(a)           Indemnification.  The Purchaser Indemnified Parties shall be indemnified and held harmless from, against and in respect of the full amount of any and all Losses incurred or suffered by the Purchaser Indemnified Parties, or any of them, through the Right of Set-off with respect to the following matters if, and only if, a notice of a Tax Claim has been given in accordance with this Agreement on or prior to the two year anniversary of the Closing:

(i)           in respect of Taxes of the Company in connection with any Pre-Closing Tax Period in excess of the accrual therefor reflected on the Determination Date Balance Sheet and taken into account in the Working Capital Adjustment;

(ii)           in respect of any breach or inaccuracy of a representation or warranty set forth in Section 3.11 insofar as such Losses relate to Taxes; and

(iii)           (as a result of Treasury Regulation Section 1.1502 6(a) or otherwise) relating to the Tax obligations of any Person (other than the Company) which is or has ever been affiliated with the Company or with whom the Company otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Return, prior to the Closing Date.

(b)           Limitations on Tax Indemnification.  If the Closing occurs, no indemnification payment shall be made to the Purchaser Indemnified Parties pursuant to Section 9.2(a)(ii), until the amounts that the Purchaser Indemnified Parties would otherwise be entitled to receive as indemnification under this Agreement aggregate at least $50,000.00 (the “Tax Indemnification Threshold”), at which time the Purchaser Indemnified Parties shall be indemnified dollar-for-dollar for the full amount of indemnification hereunder which exceeds the Tax Indemnification Threshold.  The indemnification provisions of Section 9.2(a) shall be subject to the Limited Indemnification Cap provisions set forth in Section 11.5 hereof (after giving effect to each indemnification claim made under Article XI hereof).

(c)           Notification.  If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to the indemnified parties pursuant to this Section 9.2, the indemnified parties shall notify the indemnifying parties reasonably promptly of such claim (a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying parties have actually been prejudiced as a result of such failure.

(d)           Control of Proceedings.  The Surviving Company and the Purchaser shall control all proceedings taken in connection with any Tax Claim relating to the Company or the Surviving Company and may make all decisions in connection with such Tax Claim, provided, however, that the Stockholders and counsel of their own choosing shall have the right, solely at its own expense, to participate in the prosecution or defense of such Tax Claim; provided, further, that no Tax Claim with respect to an amount in controversy not exceeding $1,000,000.00 shall be settled by the Company without the prior consent of the Stockholders, which consent shall not be unreasonably withheld, conditioned or delayed.

9.3         Reorganization.  Purchaser Parent and Merger Sub Two hereby make the following statements solely for purposes of the intended qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code:

(a)           Merger Sub Two was formed solely for the purpose of effecting the Second Step Merger and has conducted no business or other activities except in connection with the Second Step Merger.

(b)           Prior to and as of the effective time of the Second Step Merger, each of Purchaser and Merger Sub Two will be disregarded as an entity separate from Purchaser Parent within the meaning of Section 301.7701-3(a) of the Treasury Regulations, and Purchaser Parent has no plan or intention to cause either Purchaser or Merger Sub Two to elect to be classified as an association taxable as a corporation pursuant to such provision of the Treasury Regulations.

(c)           Immediately following the Second Step Merger, each of Purchaser and Merger Sub Two will be disregarded as an entity separate from Purchaser Parent within the meaning of Section 301.7701-3(a) of the Treasury Regulations.  Purchaser Parent, Purchaser, and Merger Sub Two have no plan or intention as of the Closing Date, and are under no obligation, to cause Purchaser or Merger Sub Two to issue, after the Second Step Merger, interests that would result in either Purchaser or Merger Sub Two to have more than one (1) owner for federal income tax purposes.

(d)           Purchaser Parent has no plan or intention as of the Closing Date to directly or indirectly (through one or more related parties as defined in Treasury Regulations Section 1.368-1(e)(3)) reacquire any of its stock issued in the Merger, except for acquisitions that would not cause less than forty percent (40%) of the total consideration received by the Sellers pursuant to the transactions contemplated by this Agreement (treating for this purpose any Company Common Stock exchanged for Purchaser Parent Common Stock in the First Step Merger that are reacquired as though such Company Common Stock had instead been exchanged for cash or other property than Purchaser Parent Common Stock) to consist of Purchaser Parent Common Stock.

(e)           Except for transfers described in both Section 368(a)(2)(C) of the Code and Section 1.368-2(k)(1) of the Treasury Regulations, Purchaser Parent has no plan or intention to (A) liquidate Merger Sub Two, (B) merge Merger Sub Two with or into any corporation, (C) sell or otherwise dispose of the interests in Merger Sub Two, or (D) except for dispositions made in the ordinary course of business, cause Merger Sub Two to sell or otherwise dispose of any of its assets or any of the assets acquired from the Company.

(f)           Merger Sub Two intends as of the Closing Date to continue the Company’s historic business or use a significant portion of its historic business assets in a business following the Merger as provided in Section 1.368-1(d) of the Treasury Regulations, except that Purchaser Parent and Purchaser may cause Merger Sub Two to transfer Company’s historic business assets (i) to a corporation that is a member of Purchaser Parent’s “qualified group,” within the meaning of Reg. 1.368-1(d)(4)(ii), or (ii) to a partnership if (A) one or more members of Purchaser Parent’s “qualified group” have active and substantial management functions as a partner with respect to Company’s historic business or (B) members of Purchaser Parent’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in Company’s historic business, in each case within the meaning of Reg. 1.368-1(d)(4)(iii).

(g)           Purchaser Parent is not an investment company within the meaning of § 368(a)(2)(F) of the Code.

(h)           Purchaser Parent is currently, and has no plan or intention as of the Closing Date to take any action after the Closing Date that would cause it to cease to be, a corporation for U.S. federal income tax purposes.

ARTICLE X
TERMINATION

10.1         Termination Events.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time without prejudice to any other rights or remedies either party may have and notwithstanding any requisite approval and adoption of this Agreement:

(a)           by written agreement, duly authorized by the Boards of Directors of Purchaser and the Company;

(b)           by Purchaser or the Company:

(i)
if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided, that the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such injunction, order, decree or ruling and has otherwise complied in all material respects with its obligations under this Agreement; or

(ii)
if the Merger  shall not have occurred on or before October 1, 2010 (the “Termination Date”); provided, that if any of the consents set forth on Schedule 6.4(c)(ii) have not been received (and are still pending and the requirement for the delivery thereof at Closing has not been waived by Purchaser), Purchaser or the Company may extend the Termination Date for an additional period of up to thirty (30) days in order to obtain such approvals by providing written notice thereof to the other; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party that has breached in any material respect its obligations under this Agreement if such breach shall have been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(c)           by Purchaser:

(i)
if any representation or warranty of the Company or the Stockholders was inaccurate or was breached in any material respect when made and the Company or the Stockholders had Knowledge that such representation or warranty was inaccurate or had been breached at the time it was made;

(ii)
if the Company or the Stockholders shall have failed to perform in any material respect any of their covenants, agreements or other obligations contained in this Agreement which failure to perform (A) gives rise to the failure of a condition set forth in Article VII and (B) is incapable of being cured, or, if curable, has not been cured by the Company or the Stockholders within fifteen (15) calendar days after giving written notice to the Company or the Stockholders of such breach or failure to perform;

(iii)
if any of the conditions set forth in Article VII shall have been rendered impossible to satisfy; provided, however, that termination by Purchaser under this subsection 10.1(c)(iii) may not be elected prior to the Termination Date; or

(iv)	the closing of the acquisition by the Purchaser of Black Diamond pursuant to the terms of the Black Diamond Merger Agreement has not occurred on or before July 1, 2010.

(d)           by the Company:

(i)
if any representation or warranty of the Purchaser Parent, Purchaser or Merger Subs was inaccurate or was breached in any material respect when made and Purchaser Parent, Purchaser or Merger Subs had Knowledge that such representation or warranty was inaccurate or had been breached at the time it was made;

(ii)
if Purchaser Parent or Purchaser shall have failed to perform in any material respect any of their covenants, agreements or other obligations contained in this Agreement which failure to perform (A) gives rise to the failure of a condition set forth in Article VIII and (B) is incapable of being cured, or, if curable, has not been cured by Purchaser Parent, Purchaser or Merger Subs within fifteen (15) calendar days after giving written notice to Purchaser of such breach or failure to perform; or

(iii)
if any of the conditions set forth in Article VIII shall have been rendered impossible to satisfy; provided, however, that termination by Company under this subsection 10.1(d)(iii) may not be elected prior to the Termination Date.

The parties agree that in the event of a breach of a representation or warranty by the Company or the Stockholders, on the one hand, or the Purchaser Parent, Purchaser or Merger Subs on the other hand where the breaching party had no Knowledge of the breach on the date of this Agreement, there shall be no right to terminate this Agreement based on Section 10.1(c)(i) or Section 10.1(d)(i), as the case may be or to refuse to proceed to Closing under Section 10.1(c)(iii)(based on the impossibility of satisfying the condition in Section 7.1 or in Section 7.6(c) in respect of Section 7.1) or Section 10.1(d)(iii) (based on the impossibility of satisfying the condition in Section 8.1 or in Section 8.4 in respect of Section 8.1), as the case may be; provided, however, that the foregoing shall not limit the rights of any party to pursue any indemnification claims for such a breach pursuant to Article XI hereof.

10.2        Effect of Termination.   (a)  The rights and remedies on termination set forth in this Section 10.2 are the exclusive rights and remedies of Purchaser and the Company upon the termination of this Agreement prior to Closing.

(b)           If this Agreement is terminated pursuant to Section 10.1(a), Section 10.1(b), Section 10.1(c)(iii), 10.1(c)(iv), or Section 10.1(d)(iii), the parties will have no further liability under this Agreement except that the parties’ obligations with respect to Section 6.3 and Article XII of the Agreement will continue.

(c)           If this Agreement is terminated by the Purchaser pursuant to Section 10.1(c)(i) or Section 10.1(c)(ii), Purchaser shall be entitled to receive an amount payable in cash equal to the sum of $1,350,000 plus the Purchaser Transaction Expenses from the Company within ten (10) Business Days after such termination together with all reasonable attorneys’ fees and expenses incurred in connection with the pursuit and collection of such amounts if not timely paid.

(d)           If this Agreement is terminated by the Company pursuant to Section 10.1(d)(i) or Section 10.1(d)(ii), the Company shall be entitled to receive an amount payable in cash equal to the sum of $1,350,000  plus the Company Transaction Termination Expenses from the Purchaser within ten (10) Business Days after such termination together with all reasonable attorneys’ fees and expenses incurred in connection with the pursuit and collection of such amounts if not timely paid.

10.3        Exclusive Pre-Closing Remedy. The parties hereto hereby acknowledge and agree that prior to Closing, the provisions set forth in this Article X shall be the sole and exclusive rights and remedies of the parties under this Agreement including, without limitation, with respect to (a) any misrepresentation, breach or default of or under any of the representations, warranties, covenants and agreements contained in this Agreement, or (b) any failure to duly perform or observe any term, provision, covenant or agreement contained in this Agreement; provided, however, that nothing in this Article X shall be deemed to limit any rights or remedies of a party in the event of a fraud by a party hereto; and, provided, further, that nothing in this Agreement shall be deemed to limit the right of Purchaser Parent, Purchaser and Merger Subs to seek equitable relief pursuant to Section 12.10.

ARTICLE XI
SURVIVAL; INDEMNIFICATION

11.1        Survival.  All representations, warranties, covenants and agreements contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive the Closing Date through the two year anniversary of the Closing Date.  If proper notice of an indemnification claim is given in accordance with this Agreement before expiration of the applicable representation, warranty, covenant or agreement, then notwithstanding the expiration thereof, any claim based on such representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of such claim.

11.2        Investigation.  The representations, warranties, covenants and agreements made herein, together with the indemnification provisions herein, are intended to allocate the economic costs and the risks inherent in the transactions contemplated by this Agreement between the parties hereto and, accordingly, if the Closing occurs, each Purchaser Indemnified Party and each Company Indemnified Party shall be entitled to such indemnification by reason of any breach of any such representation, warranty, covenant or agreement as set forth herein notwithstanding whether any employee, representative, agent or Affiliate of such party knew or had reason to know of such breach and regardless of any investigation by such party or any of such party’s employees, representatives, agents or Affiliates prior to the Closing.

11.3        Indemnification.  (a)  By the Stockholders.  Subject to the limitations set forth in this Article XI, and excluding the matters as to which separate indemnification is provided under Section 8.2, each of Purchaser, the Purchaser Parent, Merger Subs, and the Surviving Company and their respective  directors, officers, employees, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) shall, after the Closing, be indemnified and held harmless by each of the Stockholders, severally and not jointly, from, against and in respect of the full amount of any and all Losses incurred or suffered by the Purchaser Indemnified Parties or any of them in respect of, arising from, in connection with, or incident to:

(i)
any breach of, or inaccuracy in, any representation, warranty or certification made by the Company in this Agreement or any Company Ancillary Agreement other than the representations and warranties made by the Company in Section 3.11 or Article IX hereof;

(ii)
any breach, violation, nonperformance or non-fulfillment of any covenants, agreements or obligations of the Company in this Agreement or any Company Ancillary Agreement to the extent required to be performed by it prior to the Closing, unless waived in writing on or prior to the Closing;

(iii)	any breach of, or inaccuracy in, any representation, warranty or certification made by a Seller in this Agreement or any Seller Ancillary Agreement; and

(iv)	any breach, violation, nonperformance or non-fulfillment of any covenants, agreements or obligations of the Stockholders contained in this Agreement or any Stockholders Ancillary Agreement;

provided, however, that any notice provided to Purchaser pursuant to Section 6.5 and any exception or proviso relating to certifications in the Company Closing Certificate in connection with Company Material Pre-Closing Events shall each be disregarded for purposes of this Article XI, and any such disclosures shall not operate to diminish any rights to indemnification that the Purchaser Indemnified Parties have under this Article XI.

(b)           By Purchaser, Merger Subs and Surviving Company.  Subject to the limitations set forth in this Article XI, the Stockholders and their respective heirs, distributees, directors, officers, employees, agents, successors and assigns (collectively, the “Company Indemnified Parties”) shall, after the Closing, be indemnified and held harmless, jointly and severally, by Purchaser, Merger Subs and the Surviving Company from, against and in respect of the full amount of any and all Losses arising from, in connection with, or incident to:

(i)	any breach of, or inaccuracy in, any representation or warranty made by the Purchaser Parent, Purchaser or the Merger Subs contained in this Agreement or any Purchaser Ancillary Agreement; and

(ii)
any breach, violation, nonperformance or non-fulfillment of any covenants, agreements or obligations of Purchaser Parent, Purchaser, Merger Subs or, to the extent required to be performed or complied after the Closing, the Surviving Company contained in this Agreement or any Purchaser Ancillary Agreement, unless waived in writing on or prior to Closing;

provided, however, that any notice provided to the Company pursuant to Section 6.5 in connection with Purchaser Material Pre-Closing Events shall be disregarded for purposes of this Article XI, and any such disclosures shall not operate to diminish any rights to indemnification that the Company Indemnified Parties have under this Article XI.

11.4         Notification of Claims.  (a)  In the event of the occurrence of an event which a Purchaser Indemnified Party or Company Indemnified Party asserts constitutes a claim, the Purchaser Indemnified Party or Company Indemnified Party asserting such claim (such party hereinafter referred to as the “Indemnified Party”) shall provide prompt notice of such event to (i) in the event of a claim by a Purchaser Indemnified Party, the Stockholders and (ii) in the event of a claim by a Company Indemnified Party, to the Purchaser (such party set forth in (i) or (ii), as the case may be, hereinafter referred to as the “Indemnifying Party”) and shall otherwise make available to the Indemnifying Party all relevant information which is material to the claim and which is in the possession of the Indemnified Party.  An Indemnified Party’s failure to give timely notice or to furnish the Indemnifying Party with any relevant data and documents in connection with any Third Party Claim (as defined below) shall not constitute a defense (in part or in whole) to any claim for indemnification by such party, except and only to the extent that such failure shall result in any prejudice to the Indemnifying Party.  Notwithstanding the foregoing, the Purchaser Indemnified Parties shall have no obligation hereunder to give notice for any claims relating to any Losses arising from any matter described on any Schedule or Exhibit to this Agreement.

(b)           If such event involves the claim of any third party (a “Third Party Claim”), the Indemnifying Party may elect, at such party’s sole expense (without prejudice to the right of the Indemnified Party to participate at its own expense through counsel of its own choosing), to assume control of the defense, settlement, adjustment or compromise of any Third Party Claim, with counsel reasonably acceptable to the Indemnified Party, if the Indemnifying Party gives written notice of its intention to do so no later than thirty (30) days following notice thereof by an Indemnified Party or such shorter time period as required so that the interests of the Indemnified Party would not be materially prejudiced as a result of the failure to have received such notice, and the Indemnifying Party shall be entitled to maintain such control for so long as it actively and diligently pursues such defense, settlement, adjustment or compromise; provided, however, that if the Indemnified Party shall have reasonably concluded that separate counsel is required because either (i) a conflict of interest would otherwise exist, (ii) the Third Party Claim could reasonably be expected to have a Material Adverse Effect on the Indemnified Party or (iii) the Third Party Claim and any claims that may be related thereto could reasonably be expected to exceed the amount of indemnification available to the Indemnified Party (either pursuant to the terms of this Article XI or as a result of the Indemnifying Party(ies) available financial resources), the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnified Party and the Indemnifying Party and Indemnified Party shall use all commercially reasonable efforts to cooperate in such defense.  If the Indemnifying Party does not so choose to assume control of the defense, settlement, adjustment or compromise of any such Third Party Claim for which any Indemnified Party would be entitled to indemnification hereunder, then the Indemnifying Party shall have the right to elect to join in the defense, settlement, adjustment or compromise of any such Third Party Claim, and to employ counsel to assist such Indemnifying Party in connection with the handling of such claim, at the sole expense of the Indemnifying Party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated by the Indemnified Party, without the prior consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed) unless and until the Indemnifying Party shall have failed, after the lapse of a reasonable period of time, but in no event more than thirty (30) days after written notice to it of the Third Party Claim, to join in the defense, settlement, adjustment or compromise of the same.  No Indemnified Party may settle, compromise or consent to the entry of any judgment in any Third Party Claim for which indemnification may be sought hereunder unless such settlement, compromise or consent also includes an express, unconditional release of the Indemnifying Party and their directors, officers, agents, stockholders, consultants, employees and controlling persons from all liabilities and obligations arising therefrom.  No Indemnifying Party may settle, compromise or consent to the entry of any judgment in any Third Party Claim for which indemnification may be sought hereunder without the prior written consent of each Indemnified Party, which consent shall not be unreasonably withheld or delayed if such settlement, compromise or consent (i) is for money damages only, (ii) the Indemnifying Party assumes complete financial responsibility for such settlement, compromise or consent (and demonstrates to the Indemnified Party that it has available all required financial resources therefor), (iii) could not otherwise be reasonably expected to cause a Material Adverse Effect on the Indemnified Party and (iv) includes an express, unconditional release of the Indemnified Party and their directors, officers, agents, stockholders, consultants, employees and controlling persons from all liabilities and obligations arising therefrom.

11.5             Limitations on Indemnification.  (a)  If the Closing occurs, (i) no indemnification payment shall be made to the Purchaser Indemnified Parties pursuant to Sections 9.2 and 11.3(a), until the amounts that the Purchaser Indemnified Parties would otherwise be entitled to receive as indemnification under this Agreement aggregate at least $125,000.00 (the “Indemnification Threshold”), at which time the Purchaser Indemnified Parties shall be indemnified dollar-for-dollar for the full amount of indemnification hereunder which exceeds the Indemnification Threshold; and (ii) no indemnification payment in respect of indemnification required to be made pursuant to Sections 9.2 and 11.3(a) shall be required to be made to the Purchaser Indemnification Parties in excess of $2,250,000.00 in the aggregate (the “Limited Indemnification Cap”); provided, however, that in the case of fraud or Losses arising out of the representations and warranties contained in Section 4.3 hereof, the Indemnification Threshold shall not apply and the Limited Indemnification Cap shall be equal to the Merger Consideration, and in the case of Losses arising out of the representations and warranties contained in Section 3.21 hereof, the Indemnification Threshold shall not apply, subject in each case to the last sentence of this Section 11.5(a).  No Stockholder shall be liable under Section 9.2 or 11.3(a) hereof for more than such Stockholder’s Proportional Share of any indemnifiable Loss owed to the Purchaser Indemnified Parties, and each Stockholder shall be  severally and not jointly liable for the full amount of any Losses arising out of (A) any breach by it of any representations and warranties contained in Article IV hereof, or (B) any breach by it of a Stockholders Ancillary Agreement, subject in the case of the preceding clauses (A) and (B), to the Indemnification Threshold and the Limited Indemnification Cap.

(b)           If the Closing occurs, no indemnification payment shall be made to the Company Indemnified Parties pursuant to Section 11.3(b) until the amounts that the Company Indemnified Parties would otherwise be entitled to receive as indemnification under this Agreement aggregate at least the Indemnification Threshold, at which time the Company Indemnified Parties shall be indemnified dollar-for-dollar for the full amount of indemnification hereunder which exceeds the Indemnification Threshold; provided, however, that no indemnification payment in respect of indemnification required to be made pursuant to Section 11.3(b) shall be required to be made to the Company Indemnification Parties in excess of the Limited Indemnification Cap.

11.6         Payment of Claims.

(a)           Timing of Payment.  With regard to any and all claims that are disputed and which indemnification becomes payable hereunder, such indemnification shall be paid, upon the earliest to occur of (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) Business Days prior to the date that the judgment creditor has the right to execute the judgment, (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party or (iii) a settlement of the claim.  The earliest to occur of clauses (i), (ii) or (iii) above is referred to herein as a “Final Determination”.  Notwithstanding the foregoing, the reasonable legal fees and expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such legal fees and expenses are a liability of the Indemnifying Party.  With regard to undisputed claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

(b)           Source of Payment.  The sole recourse of the Purchaser Indemnified Parties after the Closing for amounts payable pursuant to indemnification claims made pursuant to Article IX or Article XI will be to set-off and deduct the aggregate amount of any Final Determination in favor of Purchaser (the “Right of Set-off”) by reducing and canceling each Stockholders’ respective Proportional Share of (i) the principal amount due under the Subordinated Notes by the Note Offset Percentage multiplied by such Final Determination amount; and (ii) a number of the Merger Consideration Shares equal to the product of the Stock Offset Percentage multiplied by such Final Determination amount divided by $6.00 (pursuant to the requirements of Section 2.8 of this Agreement) (the “Stock Set-off Amount”); provided, however, that in lieu of the Right of Set-off being exercised with respect to the Merger Consideration Shares, a Stockholder may, make payment to the Purchaser of all or any portion of the Stock Set-off Amount in cash (by wire transfer of immediately available funds), and such payment shall reduce or eliminate, as the case may be, the Purchaser’s Right of Set-off against the Merger Consideration Shares on a dollar-for-dollar basis.

(c)           Reduction of Subordinated Notes and Merger Consideration Shares.   Upon a reduction and cancellation of the Merger Consideration Shares or a reduction of the principal amount due under the Subordinated Notes in connection with the exercise of the Right of Set-off, each of the Stockholders agrees to immediately return to the Purchaser the certificates representing the Merger Consideration Shares and the Subordinated Notes and the Purchaser will deliver revised stock certificates and Subordinated Notes in substitution thereof reflecting the reduction to the Merger Consideration Shares or Subordinated Notes.  In all other respects the substituted stock certificates and Subordinated Notes shall be identical to the previously outstanding stock certificates and Subordinated Notes and shall carry the same rights to accrued and unpaid interest that were carried by the previously outstanding stock certificates and Subordinated Notes.  In furtherance of any exercise by the Company of its Right of Set-off, each of the Stockholders hereby appoints the Company as their respective attorney-in-fact to take such action as is reasonably necessary to cause the cancellation and the substitution of the certificates representing the Merger Consideration Shares and the Subordinated Notes.

11.7         No Circular Recovery. After the Closing, no Stockholder shall be entitled to any indemnification against Purchaser Parent, Purchaser, Merger Subs, the Surviving Company or the Company by reason of the fact that such Stockholder  was a controlling person, director, officer, employee or representative of the Company or was serving as such for another Person at the request of Purchaser Parent, Purchaser, Merger Subs, the Surviving Company or the Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any statute, Governing Document, contractual obligation or otherwise) with respect to any claim brought by a Purchaser Indemnified Party pursuant to Article IX or Article XI.  With respect to any claim brought by a Purchaser Indemnified Party relating to this Agreement or any Company Ancillary Agreement, no Stockholder shall have any right of subrogation, contribution, advancement, indemnification or other claim against Merger Subs, the Company, or the Surviving Company with respect to any amounts owed to the Purchaser Indemnified Parties pursuant to Article IX or Article XI.

11.8         Exclusive Remedy  The parties hereto hereby acknowledge and agree that from and after Closing, the indemnification provisions in Article VIIII and Article XI shall be the sole and exclusive rights and remedies of the parties with respect to the transactions contemplated by this Agreement, including, without limitation, with respect to (a) any misrepresentation, breach or default of or under any of the representations, warranties, covenants and agreements contained in this Agreement, or (b) any failure to duly perform or observe any term, provision, covenant or agreement contained in this Agreement; provided, however, that nothing in this Agreement shall be deemed to limit the right of Purchaser Parent, Purchaser and Merger Subs to seek equitable relief pursuant to Section 12.10.

ARTICLE XII
MISCELLANEOUS

12.1         Expenses. Except as expressly otherwise provided herein, each party shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants.

12.2         Successors. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

12.3         Further Assurances. Each of the parties hereto agrees that it will, from time to time after the date of this Agreement, execute and deliver such other certificates, documents and instruments and take such other action as may be reasonably requested by the other party to carry out the actions and transactions contemplated by this Agreement.

12.4         Waiver.  Any provision of this Agreement may be waived at any time in writing by the party which is entitled to the benefits thereof.

12.5         Entire Agreement.  This Agreement (together with the certificates, agreements, exhibits, schedules, instruments and other documents referred to herein) and the Existing Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, both written and oral, with respect to such subject matter.

12.6         Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND PERFORMED IN SUCH STATE AND WITHOUT REGARD TO CONFLICTS OF LAW DOCTRINES.

12.7         Consent to Jurisdiction.  EACH PARTY TO THIS AGREEMENT, BY ITS EXECUTION HEREOF, (A) HEREBY IRREVOCABLY SUBMITS, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO SUBMIT, TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR IF JURISDICTION THERETO IS NOT PERMITTED BY LAW, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) FOR THE PURPOSE OF ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR RELATING TO THE SUBJECT MATTER HEREOF, (B) HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, AND AGREES NOT TO ASSERT, AND AGREES NOT TO ALLOW ANY OF ITS SUBSIDIARIES TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT ANY SUCH PROCEEDING BROUGHT IN ONE OF THE ABOVE-NAMED COURTS IS IMPROPER, OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY SUCH COURT AND (C) HEREBY AGREES NOT TO COMMENCE OR TO PERMIT ANY OF ITS SUBSIDIARIES TO COMMENCE ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR RELATING TO THE SUBJECT MATTER HEREOF OTHER THAN BEFORE ONE OF THE ABOVE-NAMED COURTS NOR TO MAKE ANY MOTION OR TAKE ANY OTHER ACTION SEEKING OR INTENDING TO CAUSE THE TRANSFER OR REMOVAL OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION TO ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURT WHETHER ON THE GROUNDS OF INCONVENIENT FORUM OR OTHERWISE.  EACH PARTY HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY MANNER PERMITTED BY DELAWARE LAW, AND AGREES THAT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT ITS ADDRESS SPECIFIED PURSUANT TO SECTION 12.11 IS REASONABLY CALCULATED TO GIVE ACTUAL NOTICE.

12.8            Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.  EACH OF THE PARTIES AGREE AND ACKNOWLEDGE THAT IT HAS BEEN INFORMED THAT THIS SECTION 12.8 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE OTHER PARTIES HERETO ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.8 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

12.9         Assignment. None of the parties may assign this Agreement to any other Person without the prior written consent of the other parties hereto.

12.10       Remedies; Specific Performance.  The Purchaser and the Company acknowledge and agree that the Purchaser will suffer irreparable damage in the event that any of the provisions of this Agreement are not performed by the Company in accordance with their specific terms or are otherwise breached by the Company, and the Purchaser and the Company further agree that the Purchaser shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this remedy being in addition to any other remedy to which the Purchaser is entitled at law or in equity.  In no event shall the Company, the Stockholders or any other Person have a right of specific performance hereunder or to otherwise seek to cause Purchaser Parent, Purchaser or Merger Subs to effect the Closing or the Merger.

12.11       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) when transmitted by electronic means producing a written facsimile (receipt confirmed), (c) on the fifth (5th) Business Day following mailing by registered or certified mail (return receipt requested), or (d) on the next Business Day following deposit with an overnight delivery service of national reputation, to the parties at the following addresses and facsimile numbers (or at such other address or facsimile number for a party as may be specified by like notice):

If to Purchaser Parent, Purchaser or Merger Subs:

c/o Clarus Corporation
One Landmark Square, 22nd Fl
Stamford, CT  06901
Attn:          Executive Chairman
Fax:           (203) 552-9607

with a copy to:

Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
Attn.:        Robert L. Lawrence, Esq.
   Jeffrey S. Tullman, Esq.
Fax:          (212) 245-3009

If to the Company (prior to the Closing):

1414 K Street, Suite 100
Sacramento, CA 95814
Attn:       Robert Schiller
 Warren Kanders

with a copy to:

Kirkland & Ellis LLP
950 Page Mill Road
Palo Alto, CA 94304
Attn:       Adam Phillips
Fax:        (650) 859-7500

If to Stockholders:

Kanders GMP Holdings, LLC
c/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor
Stamford, Connecticut 06901
Attn:       Warren Kanders
Fax:         203-552-9607

Schiller Gregory Investment Company, LLC
3940 Alhambra Drive West
Jacksonville FL 32207
Attn:       Robert Schiller
Fax:        904-390-4036

with a copy to:

Kirkland & Ellis LLP
950 Page Mill Road
Palo Alto, CA 94304
Attn:       Adam Phillips
Fax:        (650) 859-7500

12.12       Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.13       Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, including by facsimile, it being understood that both parties need not sign the same counterpart.

12.14       Exhibits and Schedules. The exhibits and schedules to this Agreement are incorporated by reference herein and are made a part hereof as if they were fully set forth herein.

12.15       Severability. The invalidity of any term or terms of this Agreement shall not affect any other term of this Agreement which shall remain in full force and effect.

12.16       No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement or of the transactions contemplated hereby and nothing contained herein shall be deemed to confer upon anyone other than the parties hereto (and their permitted successors and assigns, and including, with respect to the Stockholders, the Stockholders) any right to insist upon or to enforce the performance of any of the obligations contained herein.

12.17       Time of the Essence. Time is of the essence with respect to the obligations of the parties hereunder.

12.18       Negotiation of Agreement. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement.  Each party and its counsel cooperated in the drafting and preparation of this Agreement and the other documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties hereto and may not be construed against any party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

12.19       Amendment. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement or any of its provisions, nor any representation, promise or condition relating to this Agreement, will be binding upon any party unless made in writing and signed by such party.  Subject to the provisions of the DGCL and the LLC Act, this Agreement may be amended by the parties subsequent to the adoption of this Agreement by the stockholders and equity holders of the Company and Merger Subs by an amendment approved by the board of directors of each party prior to the Effective Time.

[Signature Page Follows]

In Witness Whereof, the parties have executed this Agreement as of the date first above written.

Purchaser Parent:		Company:

Clarus Corporation		Gregory Mountain Products, Inc.

By:	/s/ Philip A. Baratelli	By:	/s/ Warren B. Kanders
	Name: Philip A. Baratelli		Name: Warren B. Kanders
	Title: Chief Financial Officer		Title: Chairman of the Board

Purchaser:		Stockholders:

Everest/Sapphire Acquisition, LLC,		Kanders GMP Holdings, LLC

By:	/s/ Philip A. Baratelli	By:	/s/ Warren B. Kanders
	Name: Philip A. Baratelli		Name: Warren B. Kanders
	Title: Secretary and Treasurer		Title: President

Merger Subs:

Everest Merger I Corp.		Schiller Gregory Investment Company, LLC

By:	/s/ Philip A. Baratelli	By:	/s/ Robert R. Schiller
	Name: Philip A. Baratelli		Name: Robert R. Schiller
	Title: Secretary and Treasurer		Title: President

Everest Merger II, LLC

By:	/s/ Philip A. Baratelli
Name: Philip A. Baratelli
Title: Secretary and Treasurer